UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          BIFS TECHNOLOGIES CORPORATION
                 (formerly known as BIOFILTRATION SYSTEMS, INC.)
                 (Name of Small Business Issuer in its charter)

            Florida                          65-0382549
(State or other jurisdiction of       (I.R.S. Employer Identification
incorporation or organization)                    Number)

2341 Porter Lake Drive, Suite 101, Sarasota, Florida      34240
    (Address of principal executive offices)            (zip code)

                    Issuer's telephone number: (941) 343-9300

           Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered     Name of each exchange on which each
                                                  class is to be registered

 Common Stock, $.00001 par value                    OTC Bulletin Board


INTRODUCTORY STATEMENT

BIFS Technologies Corporation (f/k/a BioFiltration Systems, Inc.) has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including, among other items, statements regarding the Company's business and growth strategies and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward- looking statements as a result of factors described in the section "Risk Factors" including, among others, regulatory or economic influences.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

A.       Business Development and Summary

BIFS Technologies Corporation (f/k/a BioFiltration Systems, Inc.), hereinafter referred to as the "Company", was incorporated on December 17, 1992, as a "C" corporation under the laws of the state of Florida. The Company is authorized to issue 800,000,000 shares of its common stock, $.00001 par value per share. As of June 30, 2000, the Company has 512,890,716 shares issued and 506,140,716 outstanding. The Company is currently traded on the National Daily Quotation Bureau Pink Sheets and intends to become listed on the OTC Bulletin Board as soon as all listing requirements are met.

For the period from inception (December 17, 1992) to March 2000, the Company has been in a development stage. During this time, management has been engaged in business planning activities and obtaining capital.

One of the business objectives was to find or develop cost effective methods of remote performance tracking of operational facilities. In early 2000, the Company learned of a new technology being developed by a company, Beach Access.Net, Inc. in Myrtle Beach, SC that met many of the criteria. The Company began acquisition negotiations with Beach Access.Net in March, finalizing the agreement in April. The effective date for the purchase was April 1, 2000.

The Company currently operates two reporting segments. The first is the Pollution Control Systems Group and the second is the Internet Technology Group. The Company began with only the Pollution Control Systems Group in 1992.

Pollution Control Systems Group

The Company has acquired and marketed a patented pollution control technology under Patent number 5,205,935. The technology provides a method and apparatus for the continuous degradation of hazardous paint and organic solvent wastes, as well as other organic wastes. The apparatus includes a high performance fixed film bioreactor system which remediates and purifies contaminated waters.

"The costs of replacing and upgrading drinking water and wastewater treatment plants and distribution infrastructure are tremendous. A 1997 drinking water needs survey conducted by the USEPA estimated that US$138 billion is needed over the next 20 years to continue to provide safe drinking water - more than the current assets of the entire drinking water industry. A similar 1996 survey estimated that US$139.5 billion is needed over the next 10 years for wastewater infrastructure nationwide. These needs will persist as the population continues to grow, existing infrastructure ages, and new contamination threats emerge." "EPA Regulations", J. Charles Fox, Assistant Administrator for the USEPA, World of Water 2000.

The Company  recognized  this trend in the early  1990's and  positioned  itself
accordingly.   The  Company  has  and  is  pursuing   this  market   opportunity
aggressively.

Technology Group

For many years, the Company had been searching for the best method of monitoring remote production facilities. The Company was looking for a method that would utilize current communications technology, would be scalable and would be inexpensive. In April of this year, the Company completed a major goal of expanding its technology capability through the acquisition of Beach Access.Net, Inc. (Beach Access), an Internet Service Provider (ISP) and developer of an exciting new wireless Internet access capability. Beach Access subsequently acquired additional companies and assets, expanding its ISP capacity, wireless systems technology, network and computer installation and repair and software and database development capability.

Beach Access is marketing this technology under the trade name of "SWOMITM", Seamless Wireless Omni-directional Mobile Internet. SWOMITM offers the user true roaming capability within the SWOMITM system with access speeds of 2Mbps, the same as a direct connection to a T-1. The SWOMITM system incorporates Beach Access ISP assets and allows customers to link their computers, at T-1 access speeds, for video, audio or data transmission on the Internet using a patented roaming technology.

Beach Access is installing a prototype system covering over six contiguous miles of the Myrtle Beach, South Carolina area. Using the SWOMITM equipment, a user will be able to move within the SWOMITM network area with no loss of service or degradation of speed.

Beach Access is exploring the best alternative(s) to market this product nationally.

Uncertainties

While the trend toward stricter enforcement of the Clean Water Act and other environmental and governmental regulations appears to be firmly in place, a change in policy or commitment could happen at any time. This change may occur because of an election, changing administrations, change in agency directors or a court ruling. In the rapidly changing environment of the high-tech sector, a new invention or application may be developed which could make the Company's bioremediation and SWOMI technologies obsolete. Accordingly, the Company cannot guarantee that forecast revenues will occur or that competition or factors outside its control will not create adverse operating conditions for the Company.

Since inception, the Company has financed its operations primarily through cash provided through various short- and long-term credit facilities and through the sale of its common stock. The Company's management believes the need for additional capital going forward will be met from revenues and earnings generated from the sale of its products and services. If the Company is unable to generate sufficient revenues from its products and services, management believes the Company will need to raise additional funds to meet its cash requirements.

B.        Principal Products

Pollution Control Systems Group

The Company offers its product under its Patent number 5,205,935, which was issued on April 27, 1993. The Patent covers part of the bioremediation technology the Company intends to utilize in its operations. The Company proposes to have modular biofiltration systems manufactured by outside sources and to market these systems to various industries.

Patent Acquisition Details

The Patent was acquired from AAA Environmental, Inc. on May 15, 1995 for the sum of $470,000. The Patent has a useful life of seventeen years from the April 27, 1993 Date of Patent. Payment was in the form of a Note Payable to AAA Environmental for $470,000. AAA Environmental stock is 100% owned by the majority shareholders of the Company.

The Company had previously recorded the cost of the Patent at $470,000. This cost was reduced to $61,073, which reflects the related company's amortized cost, and is being amortized over its useful life. The difference in recorded value and its cost has been charged to additional paid-in capital. The Patent value adjustment was made to comply with regulatory requirements.

The $470,00O note payable associated with the purchase of the Patent has been reduced to the Patent's amortized cost. The difference between the original recorded value and revised value has been credited to paid-in capital. Interest expense previously recorded has been adjusted.

Patent Detail - Abstract from Patent

High Performance Fixed Film Bioreactor - A method and apparatus for the continuous degradation of hazardous paint and organic solvent wastes. The apparatus includes a high performance fixed film bioreactor system into which is fed waters contaminated with paints or solvents from industrial operations and which utilizes the characteristic of either anaerobic or aerobic microorganisms growing on a fixed film for the degradation of these solvents and purification of contaminated waters. The bioreactor incorporates novel internal flow features, which result in highly effective destruction of organic wastes in aqueous streams.

Background of the Invention

The present invention relates to an apparatus and method for treating waters contaminated with paint or organic solvent wastes, as well as other organic wastes. More particularly, the invention relates to an apparatus for microbiological destruction of paint and solvent in contaminated waters wherein these contaminants are considered hazardous.

Worldwide, the use of solvent organic substances and petroleum distillation substances for the formulation of latex-based paints, degreasing, de-inking, and other industrial applications has resulted in the widespread use of these organic substances and very often in the contamination of waters used for cleaning equipment and surfaces, and ground waters as the result of spills and leaking storage tanks and piping.

Disposal of wastewaters contaminated with paint or solvents presents a costly problem to many industrial facilities as they are classified as hazardous substances due to toxicity, flammability, corrosivity, or irritability. On-site disposal of hazardous compounds is often desirable, however, presently accepted means of destruction is often cost prohibitive for the generator.

Biological degradation of these hazardous substances presents a cost-effective alternative to incineration of chemical/physical oxidation techniques.

Accordingly, it is an object of the invention to present an apparatus capable of biological destruction of the hazardous substances.

It is a further object of the invention to present an apparatus capable of simple, low cost operation for application on site for the biodegradation of these substances.

It is yet another object of the invention to present an apparatus that is capable of high rates of destruction of the substance.

It is yet a further object of the invention to present an apparatus that is modular and portable so that it may be simply relocated from site to site.

It is yet another object of the invention to present an apparatus capable of utilizing either anaerobic or aerobic microorganism cultures for the rapid destruction of these substances.

Summary of the Invention

Disclosed is an apparatus for the biological degradation of aqueous wastes including solvents, paint components, and other organic pollutants.

The bioreactor utilizes fixed film technology, wherein microorganisms, either aerobic or anaerobic, will attach to the film or packing material and effect biodegradation of organic pollutants in wastewaters or ground waters so contaminated.

The invention features rapidly moving liquid across the surface of a fixed film in order to increase biodegradation rates and to eliminate plugging of the bioreactor packing. Rapid internal flow inside the reactor space is beneath the bioreactor packing.

In aerobic applications, the jets are eductors, which by venturi action, educt ambient air into the pumped liquid stream thus accomplishing high efficiency aeration or oxygen transfer to the bioreactor liquid. Oxygen so transferred to liquid is used as the terminal electron acceptor by aerobic micro-organisms, which are attached to the surface of the bioreactor packing, while these micro-organisms utilize organic pollutants, solvents, or paint components as electron donors, resulting in the degradation of these organic pollutants to carbon dioxide and water.

In anaerobic applications, the jets do not educt ambient air in the reactor liquid but are used only for the rapid flow of liquid across the surface of the anaerobic microbial fixed film. In this case, anaerobic microorganisms serve as inocula for the bioreactor and will colonize or attach to the surface of packing material wherein these microorganisms biodegrade organic pollutants such as certain solvents and paint components to carbon dioxide and methane gas. The rapid movement of bioreactor liquid across the surface of the microbial fixed film increases the rate of biodegradation of organic pollutants.

Bioremediation following the above procedure is effective for the treatment of a wide variety of hazardous substances. Typical hazardous substances, which may be bioremedial using the process of the invention, include:

    o    Alcohols, e.g., isopropanol, ethanol, butanol, ethylene glycol;
    o    Aromatics, e.g., benzene, toluene, ethyl benzene, xylene;
    o    Carbohydrates, e.g., glucose, fructose;

    o    Ketenes, e.g., methylethylketone;
    o Petroleum hydrocarbons, e.g., gasoline, diesel, fuel oils, motor oils, crude oil;
    o    Phthalates, e.g., o-phthalate;
    o Solvents, e.g., methylene chloride, acetone, stoddard solvent, tetrabydrofuran;
    o    Chlorinated compounds, e.g., monochlorobenzene, 1,2-dichloroethane;
    o    Detergents;
    o    And mixtures thereof.

It  is  recognized,   however,  that  virtually  any  material,   which  may  be
biodegraded, may be treated with the apparatus and method of the present invention, depending only on advantages of either anaerobic or aerobic micro-organisms for the biodegradation of specific wastes.

Bioremediation has been available for several years.

The  biofiltration   systems,  which  will  be  specifically  tailored  to  each customer's needs, may be utilized for treatment of a variety of waste waters including, but not limited to:

     o     Aircraft deicing fluids
     o     Landfill leachates
     o     Contaminated groundwater
     o     Industrial effluents
     o     Aluminum can plant solvent wastes
     o     Food processing  wastewater and other organic wastes.

Technology Group

The primary product offered by this group is Internet access. Beach Access is an Internet Service Provider (ISP) and has acquired additional ISP assets in the Myrtle Beach area. The group has developed an innovative and unique method of Internet access called "SWOMITM", Seamless Wireless Omni-directional Mobile Internet. SWOMITM offers the user true roaming capability within the SWOMITM system with access speeds of 2Mbps. The system incorporates Beach Access ISP assets and allows customers to link their computers, at T-1 access speeds, for video, audio or data transmission on the Internet using a patented roaming technology.

More simply stated, the SWOMITM technology:

     o    Uses patented  firmware to provide 2Mbps Internet  access speeds.
     o    Uses hardware,  which costs less than $250 per unit.
     o    Uses  towers,  which cost less than $30,000 to erect.
     o Allows total user mobility within the network using laptop PC's or other portable devices.

     o Has an automatic seek and switch feature (similar to cell phone technology) that maintains the connection while users move from one cell to another.
     o Has automatic switching - does not require any user resetting of the equipment.

Applications for the product are numerous, but a few are listed here: Hotels and motels, convention centers, RV parks, housing developments, business districts, high-rise office buildings, etc. Within the Myrtle Beach market area, the Chamber of Commerce estimates that there are over 13 million visitors per year. Generally, visits are for a one-week period, which would be 250,000 visitors per week. Beach Access's research and resort manager comments indicate that at least 10,000 of these 250,000 weekly visitors would be interested in a high-speed wireless Internet access capability during their stay.

C. Manufacturing

The Company does not intend to manufacture any of the products it sells. However, the Company will recommend the best configuration of its products for its customers. All manufacturing is subcontracted, but to the Company's rigid specifications. This gives the Company the flexibility to keep manufacturing costs under control.

Under the direct supervision of the Company's Pollution Control Systems Group Technical Director, specialized erection companies will assemble the larger bioreactors on-site. The Company's control panels will be purchased from original equipment manufacturers and will be installed by Company personnel. Packing media will be shipped directly to the site and installed on-site.

Although the Company will not manufacture its own products, it will perform supervision of assembly, redesigning, testing and servicing. Some of the benefits of this strategy are:

     o   Decrease in working capital  required  to conduct  business
     o   Ability to increase  capacity quickly with reduced capital costs
     o   Increased  overall flexibility

The Technology Group likewise will use contracted services for the manufacture of the SWOMITM hardware and for construction of towers. The Group's VP of R & D will monitor product quality, working closely with the manufacturer. The VP of Operations will manage and monitor system implementation and on-going operations.

D.       The Market and Product Distribution

 The sales agent is responsible to market all biofilters on behalf of the Company. They may choose to employ additional agents, as necessary to explore and take advantage of all market opportunities. These additional agents will be under their control. The sales agent will operate on a set fee commission basis, which will allow the Company to maintain a projected profit margin on each sale. The sales agent has been and is representing the Company's products to the nation's airports. They are also seeking additional agents to contact municipalities, the beverage industry, canning and can manufacturing industries. Other potential markets include landfill operations, food processing facilities, commercial laundries, and chicken, cattle and swine farms.

For the Technology Group, the distribution is two fold. The first is to develop markets within its own geographic area. These sites will be used to continue product improvement and testing while offering SWOMITM benefits to customers in the local area. The second approach is to develop strategic alliances with national companies that have the capability to distribute the product nationally. The Company is in negotiations at this time and expects to complete the arrangement by the end of the year.

E.       Sales and Marketing Strategy

The Company's anaerobic biofiltration system will be marketed through an affiliate company, AAA Environmental Services Corporation, now known as Vikki M. Hunter Keyser, P.A., which is wholly owned by the majority shareholders of the Company. The Company has negotiated a National Sales Agreement with the affiliate whereby the related company provides exclusive national sales services. The term of the agreement is for a one-year period, automatically renewable for an additional one-year period. Either party can terminate this agreement with a one-year notice.

The agent shall be paid (30%) of the retail sale, and/or lease collected revenue, provided, the sale and /or lease shall be accomplished at full list price or higher. List price is considered to be three times the manufactured installed cost. If the sale is not for a minimum of three times cost, the commission will be adjusted accordingly. The agent shall in no way be paid more money than is retained by the company, before taxes. If a lease is agreed upon by the company for less than three times cost the agent shall not be entitled to any payment until the company receives all cost back including interest and operating expenses. After the company has been reimbursed, any additional lease income will be paid to the agent in accordance with the terms shown above.

In accordance with the agreement and at its option, the Company may advance funds against future commissions to the related company. At June 30, 2000, the related company had been prepaid $575,910 against future sales commissions. As of the date hereof, all prepaid sales commissions have been repaid and the financial statements now reflect no prepaid commissions.

The Company's sales and technical representatives will attend trade shows held by environmental and agricultural associations to increase the overall awareness of the product. The marketing department of the agent will follow up requests with contacts made and developed through these sources.

Promotional materials such as brochures, CD-ROM, documentation videos and an Internet web page are currently being designed and prepared and will be available for distribution by all sales staff. As well, there is a telephone marketing program being contemplated that will generate leads for the sales staff.

A professional exhibit will be designed and built for use at various conferences and trade shows. This information exhibit will focus on the mechanics of the biofiltration system, the problems the system resolves, and the benefits and savings that result from the use of the system. Current industry articles, published research papers and other information discussing the industry, bioremediation solutions and the Company will be made available.

F.       Government Regulation

In addition to the Resource Conservation and Recovery Act, the Clean Water Act and The Environmental Protection Agency regulations discussed in MD&A, Section C of the filing, the Company now also comes under the jurisdiction of the Federal Communications Commission (FCC). Since the Technology Group uses radio frequencies to carry information among the users, towers and the ISP, the Group must comply with FCC rules and regulations. A major factor is that the FCC regulates which frequencies may be used and the power transmitted on each frequency.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND PLAN OF OPERATION

The following discussion and analysis of the Company's financial condition and results of its operations for the six months ended June 30, 2000 and the years ended December 31, 1999 and 1998, should be read in conjunction with the Company's financial statements included elsewhere herein.

When used in the following discussions, the words "believes", "anticipates", "intends", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected.

A.      General Discussion of the Company

BIFS Technologies Corporation (formerly known as BioFiltration Systems, Inc.) was incorporated in December 1992 as a Florida "C" corporation, for the purpose of purchasing, further developing and patenting a proven anaerobic/aerobic remediation process for treating and disposing of organic effluent. This technology is documented in Patent number 5,205,935, which was recorded April 27, 1993, and is more fully described below. The Patent was filed by an affiliate of the Company and the Company subsequently purchased the Patent from the affiliate.

The bio-remediation technology allowed the Company to enter into the business of marketing modular biofiltration systems for the treatment of a variety of waste waters, including aircraft deicing and anti-icing fluids, landfill leachates, contaminated groundwater, industrial effluents, aluminum can plant solvent wastes, food processing wastewater and other organic wastes. The biofilter or biofiltration process provides a dynamic means of filtering and simultaneously destroying waste components in a liquid or air stream by entrapped micro organisms on the filter media. The micro organisms are responsible for the destruction of waste chemicals and cleaning of the fluid.

As the full impact of earth's very serious environmental problems becomes more apparent with each passing decade, the environmental remediation industry is expected to grow for the near future. The Company's patented anaerobic/aerobic treatment of liquid wastes renders it suitable for discharge into publicly owned treatment plants and, if required, recycled for irrigation or for disposal directly into the waterways (with appropriate permits).

As stated by J. Charles Fox, Assistant Administrator for USEPA, "The costs of replacing and upgrading drinking water and wastewater treatment plants and distribution infrastructure are tremendous. A 1997 drinking water needs survey conducted by the USEPA estimated that US$138 billion is needed over the next 20 years to continue to provide safe drinking water - more than the current assets of the entire drinking water industry. A similar 1996 survey estimated that US$139.5 billion is needed over the next 10 years for wastewater infrastructure nationwide. These needs will persist as the population continues to grow, existing infrastructure ages, and new contamination threats emerge."

The Company intends to market its bioremediation products through the sales agent to customers initially in the U.S. and Canada. It intends to contract with specialized fiberglass and steel fabrication shops in the areas it makes sales to manufacture bioreactor vessels to its strict specifications. This eliminates the need for the Company to carry large amounts of inventory and it keeps the shipping costs to a minimum. The electrical control panels are purchased locally and installed by Company personnel. By utilizing the fabrication shops in the area of the sale, the talents of the most experienced professional technical consultants and commission compensated sales representatives, the Company keeps its fixed costs to a minimum thereby allowing it the flexibility to tackle projects it determines feasible.

The  Patent and Its Advantage

High Performance Fixed Film Bioreactor

A method and apparatus for the continuous degradation of hazardous paint and organic solvent wastes. The apparatus includes a high performance fixed film bioreactor system into which is fed waters contaminated with paints or solvents from industrial operations and which utilizes the characteristic of either anaerobic or aerobic microorganisms growing on a fixed film for the degradation of these solvents and purification of contaminated waters. The bioreactor incorporates novel internal flow features, which result in highly effective destruction of organic wastes in aqueous streams.

Background of the Patent

The Patent relates to an apparatus and method for treating waters contaminated with paint or organic solvent wastes, as well as other organic wastes. More particularly, the Patent relates to an apparatus for microbiological destruction of paint and solvent in contaminated waters wherein these contaminants are considered hazardous.

Worldwide, the use of solvent organic substances and petroleum distillation substances for the formulation of latex-based paints, degreasing, de-inking, and other industrial applications has resulted in the contamination of waters used for cleaning equipment and surfaces, and ground waters as the result of spills and leaking storage tanks and piping.

Disposal of wastewaters contaminated with paint or solvents presents a costly problem to many industrial facilities as they are classified as hazardous substances due to toxicity, flammability, corrosivity, or irritability. On site disposal of hazardous compounds is often desirable, however, presently accepted means of destruction are often cost prohibitive for the generator. Biological degradation of these hazardous substances presents a cost-effective alternative to incineration of chemical/physical oxidation techniques.

The Patent is an apparatus capable of:

     o Biological destruction of the hazardous substances.
     o Simple, low cost operation for application on site for the biodegradation of these substances.

     o High rates of destruction of the substance.
     o Being modular and portable so that it may be simply relocated from site to site
     o Utilizing either anaerobic or aerobic microorganism cultures for the rapid destruction of these substances.

Summary of Operation

The bioreactor utilizes fixed film technology, wherein microorganisms, either aerobic or anaerobic, will attach to the film or packing material and effect biodegradation of organic pollutants in wastewaters or ground waters so contaminated.

The bioreactor features rapidly moving liquid across the surface of a fixed film in order to increase biodegradation rates and to eliminate plugging of the bioreactor packing. Rapid internal flow inside the reactor space is beneath the bioreactor packing.

In aerobic applications, the jets are eductors, which by venturi action, educt ambient air into the pumped liquid stream thus accomplishing high efficiency aeration or oxygen transfer to the bioreactor liquid. Oxygen so transferred to liquid is used as the terminal electron acceptor by aerobic micro-organisms, which are attached to the surface of the bioreactor packing, while these micro-organisms utilize organic pollutants, solvents, or paint components as electron donors, resulting in the degradation of these organic pollutants to carbon dioxide and water.

In anaerobic applications, the jets do not educt ambient air in the reactor liquid but are used only for the rapid flow of liquid across the surface of the anaerobic microbial fixed film. In this case, anaerobic microorganisms serve as inocula for the bioreactor and will colonize or attach to the surface of packing material wherein these microorganisms biodegrade organic pollutants such as certain solvents and paint components to carbon dioxide and methane gas. The rapid movement of bioreactor liquid across the surface of the microbial fixed film increases the rate of biodegradation of organic pollutants.

Bioremediation following the above procedure is effective for the treatment of a wide variety of hazardous substances. Typical hazardous substances which may be bioremedial using the process of the invention include:

    o    Alcohols, e.g., isopropanol, ethanol, butanol, ethylene glycol;
    o    Aromatics, e.g., benzene, toluene, ethylbenzene, xylenes;
    o    Carbohydrates, e.g., glucose, fructose;
    o    Ketenes, e.g., methylethylketone;
    o Petroleum hydrocarbons, e.g., gasoline, diesel, fuel oils, motor oils, crude oil;
    o    Phthalates, e.g., o-phthalate;
    o Solvents, e.g., methylene chloride, acetone, stoddard solvent, tetrabydrofuran;
    o    Chlorinated compounds, e.g., monochlorobenzene, 1,2-dichloroethane;

    o    Detergents;
    o    And mixtures thereof.

It  is  recognized,   however,  that  virtually  any  material,   which  may  be
biodegraded, may be treated with the apparatus and method of the present invention, depending only on advantages of either anaerobic or aerobic microorganisms for the biodegradation of specific wastes.

Airport Deicing

Adherence to the Code of Federal Regulations (CFR) Title 14, Part 121 has increased the quantities of deicing fluids used by U.S. airlines and airports. U.S. glycol usage in 1990 was estimated at 11,500,000 gallons. Airport operators have reported that the volume of aircraft deicing fluid has increased threefold since 1992.

Before a commercial airliner starts the take-off roll in winter weather, deicing solutions (glycols) are sprayed over the plane to prevent ice from forming and destroying the plane's ability to fly. The amount of glycol used per mid-sized plane requires as much treatment plant capacity as required to treat normal sewage from a city of approximately 50,000 people. Deicing operations are active every day, somewhere in the world. The environmental problem with glycols is that they grab any available oxygen molecules in water, resulting in death for plants and animals that depend on water for survival. Grasses, fish, shellfish, and just about all other life forms are effected. Year after year, thousands of tons of glycols soak into the ground and aquifers untreated due to airport deicing operations. Glycol runoff could contain as much as 300,000 mg/I COD (Chemical Oxygen Demand). Residential sewage only contains 250 mg/I COD. These heavy COD loads can completely shut down a municipal owned treatment plant without pre-treatment to a level of 250 mg/COD, or less. Many municipal plants are refusing to accept glycols. Most do not have the capacity to handle it.

To address this problem, the Company has further developed and demonstrated the ability to convert these glycol wastewater streams into liquid that can be discharged without further treatment. Many airports are seriously considering this optional solution, allowing them to bypass the municipal treatment plants entirely. Because the Environmental Protection Agency has recently informed all national airports that they cannot deice aircraft without collecting and
treating   deicing  fluids,   these  airports  are  faced  with  the  near  term
construction of systems to collect and treat deicing fluids. Because of this regulatory driver, and the fact that management has built operating systems to treat other glycols, this is the first market sector that the Company has focused upon.

The acclaimed NASA/AMES Research Laboratories declared at a recent meeting of the American Association of Airport Executives, anaerobic bio-remediation is the most cost effective method of treating spent deicing fluids. Another study done by ARCO Chemical Company also concluded the most cost-effective method of deicing fluid disposal was anaerobic bio-remediation. Investigation by environmental personnel at one of the Nation's largest airports recently concluded that the Company's bio-remediation system had the potential to save the airport nearly $1,000,000 per year if the patented full-scale glycol treatment system was installed on airport property near the glycol detention basins. In addition, they concluded the Company's process would create recycled usable water which can be used for airport irrigation purposes. The Company's patented anaerobic bio-filter process will safely and effectively eliminate the deicing and anti-icing spent fluid disposal problem at any airport.

Agriculture opportunities

Resistance to change will be especially challenging for the agricultural community in the coming years as it faces greater scrutiny for being the leading source of pollution in 70 percent of impaired river miles in the U.S. Only 2,000 of the nation's 450,000 livestock operations currently have permits. Hog farms with 100,000 animals, the equivalent to cities of a quarter-million people, often have no wastewater treatment systems. Companies offering technologies to compost or palletize manure, or anaerobic digesters for more wet waste streams, will be in increasing demand as the regulatory climate heats up in this market sector.

Liquidity and Capital Resources

During the past three fiscal years, the Company has financed its operations primarily through cash provided through various short and long term credit facilities and through the private sale of its common stock. The Company, until acquisition of the Technology Group including Beach Access.Net, was in a development stage and did not have any revenues. In the second quarter 2000, the Company recorded sales of $166,432, which were generated by the Technology Group. Since the beginning of the year, the Company received about $1,125,000 from the sale of stock. The Company's management believes that sufficient funds will be raised from future operations to minimize the need for future equity capitalization.

During April 2000, the Company finalized the acquisition of Beach Access.Net, Inc. (Beach Access). The acquisition was funded with 1,750,000 free-trading shares of Company stock. This acquisition completed the Company's goal of providing a means for remote monitoring of pollution treatment sites and expanding its internal technology capability. Beach Access is operated and managed as a wholly owned subsidiary and is charged with the mission to be the technology group of the Company and a leader in the wireless Internet access market.

In connection with the initial acquisition of Beach Access.Net, Inc., the Company invested 8,600,000 shares of restricted common stock in Beach Access.Net, Inc. to acquire other related business assets and operations. In connection with these acquisitions, Beach Access.Net, Inc recorded goodwill of $279,896. For the six months ended June 30, 2000, $13,995 was recorded as goodwill amortization.

In connection with the Beach Access acquisition, the Company issued to the former owner and certain employees of Beach Access.Net, Inc. 8,000,000 shares of unrestricted and restricted common stock as a signing bonus and additional compensation.

As part of the operating plan for expansion, Beach Access made the following acquisitions. In May, Beach Access acquired the Internet servicing rights to approximately 1,300 resort customers, acquired Revcon Technologies, Inc., a company in the wireless systems industry and acquired Alliance Computers, LLC, a company in the computer networking, programming and wireless connectivity industry. These assets were purchased with 12,800,000 shares of Company stock.

In the accompanying financial statements, the purchase of these customers has been recorded at the fair market value of stock issued, less a 50% discount because of the restricted nature of the stock. The cost of the purchase of Revcon, Inc. and Alliance Computers LLC is being amortized over twelve months. For the six months ended June 30, 2000, amortization of the purchase price amounted to $15,600.

On August 1, 2000, certain of the above agreements were modified. The modification provided for an additional 180,000 shares of restricted stock to be issued for the right to provide Internet services to the same customers.

In connection with the Beach Access purchase, the Company recorded $226,010 of goodwill, which is being amortized over five years. For the six months ended June 30, 2000, $11,300 was recorded as goodwill amortization.

Special Services Agreements

   o In June 1998, pursuant to a stock purchase agreement, the Company issued 25,000,000 shares of common stock for public relations and marketing services. Subsequently, the purchaser defaulted on the terms of the agreement and 9,250,000 shares were returned to the Company. These shares of stock are reflected as treasury stock in the accompanying financial statements.

     o On March 31, 1999, the Company entered into a cancelable special services agreement with an unrelated active participation investor. Pursuant to this agreement, the investor was to provide various public relations and marketing services to the Company in exchange for the right to purchase 87,500,000 shares of the Company's stock for $1,000,000. The purchase of these shares was to occur in stages, at varying per share prices ranging from $.0025 to $.20 per share. At March 31, 1999, the shares associated with this agreement were recorded as subscribed common shares. The shares were offered under a 504-D offering.

   o In accordance with the above agreement, upon collection of the subscription price for the first stage, 25,000,000 shares of common stock were issued. For these shares, the $812,500 difference between the fair value of the stock at March 31, 1999, and its selling price, was recorded as stock promotion expense.

On or about September 1, 1999, the Company was de-listed from the OTCBB. Subsequently, the company reduced the subscription price on the remaining 62,500,000 shares to 0.005 per share. In the accompanying financial statements, the stock subscription receivable was adjusted to reflect the revised subscription price.

In March 2000, the remaining 62,500,000 shares were issued for $312,500, completing the Company's obligation for this special services agreement.

The Company, at June 30, 2000, had $2,337,436 in assets compared to $513,551 and $524,167 as of December 31, 1999 and 1998 respectively. The increase in assets from the prior period is due primarily to the issue of stock for cash and acquisition, for stock, of Beach Access.Net, Inc. and related entities. Liabilities consisting of certain accrued expenses totaled $746,083 as of June 30, 2000 compared to $501,025 and $469,956 for 1999 and 1998 respectively.

The Company has reduced the value of its Patent from $470,000 to $61,073, less accrued amortization. The Company has made this change to reflect the actual costs related to the Patent, in accordance with regulatory requirements. The company has also reduced the offsetting Note Payable to related entities, with the entity's approval. The resulting adjustment to interest expense is reflected in Additional Paid-In Capital.

The Company has also recorded revised accrued interest on Shareholder Notes of $348,900. The Notes had previously been recorded as zero interest notes. In lieu of interest, shareholders received additional stock certificates. Interest equal to the par value of the shares had been recorded. In accordance with regulatory requirements, interest, at the rate of average annual Prime + 1% during the term of the notes, has been accrued, with the adjustment reflected in Paid-In Capital.

If the Company is unable to begin to generate revenues from its anticipated products, management believes the Company will need to raise additional funds to meet its cash requirements.

B.       Segment Data

 The Company operates in two business segments, pollution treatment systems and Internet technology. Currently, the only operating segment is the Internet technology group. For the six months ended June 30, 2000, information on reportable segments is as follows:

                                                              Pollution            Technology                Total
Six months ended June 30, 2000
External revenue                                                    -               $166,432             $166,432

Intersegment revenue                                                $0                    $0                   $0

Loss from continuing Operations                               $(80,762)            $(751,477)           $(832,239)
Loss from discontinued Operation                                     0              (379,760)            (379,760)

                                                              $(80,762)          $(1,131,237)         $(1,211,999)

For the six months ended June 30, 1999, the Company only operated as a pollution treatment company.

Since December 31, 1999, the Company has added the operations and assets of the Internet technology segment. This segment was added on April 1, 2000. As of June 30, 2000, total assets of the Internet technology segment were $654,654.

DISCONTINUED OPERATIONS

In early July 2000, Company management decided to discontinue and dispose of certain measurable portions of its Internet technology segment. Management estimates that by August 15, 2000, all of these operations will be discontinued and assets will be disposed of. The results of operations for the periods presented are reported as a component of discontinued operation in the statements of operation. Additionally, management's estimate of the loss on disposal is presented as a separate component of discontinued operations. The estimated loss on the disposal of discontinued operations represents the estimated loss on disposal of the segment's assets and operation through August 15, 2000.

Summarized results of the disposed segment portions for the six months ended June 30, 2000, are as follows:

         Net sales                          $  296,043
         Operating loss                     $ (230,720)
         Loss from discontinued Operations  $ (149,040)

For the period before April 1, 2000, the Company did not operate in the above segment.

Forecast Results of Operations

The Company expects the balance of 2000 to continue as a time for finalization of product development and testing. Beach Access.Net revenues will be primarily from ISP dial-up services, currently at $40,000 per month. The Company forecasts that the first SWOMI(TM) revenues will be December 2000 billings of $60,000 for the month. The Company forecasts to have 1,000 rooms on-line with SWOMI(TM) at that time. The Company also forecasts that biofiltration revenues will begin in December 2000 and will be $18,000 for the month. The Company forecasts total revenues for the second half of 2000 to be $318,000. Total expenses are forecast to be $505,000.

The initial construction program for the SWOMI(TM) Phase 1 network is in progress in Myrtle Beach, SC and is expected to be completed in November 2000. Once Phase 1 is complete, the Company will finalize a construction and deployment model for use in other locations.

For 2001, the Company forecasts total sales of $6,950,000, with SWOMI(TM) sales of $6,000,000, ISP sales of $500,000, and biofiltration sales of $450,000. The Company expects expenses related to these revenues to be $3,500,000.

The Company is considering several expanded or new programs for 2001, which may change the revenue and expenses referenced above. Such programs include the Hotel and Resort Industry Program, the ISP Franchise Program, and the College and University Program. The Company is also in negotiations for National Rollout campaign for its SWOMI(TM) technology.

C.       Governmental Approval, Regulation and Environmental Compliance

The operations of the Company are subject to regulations by the Environmental Protection Agency ("EPA") as well as regulations normally incident to business operations such as occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations. Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed activities.

Wastewater effluent and gaseous emissions from industrial, commercial and governmental sources are subject to regulation by the EPA in the United States. Of importance are:

     o A final determination in 1991 of 20 mineral processing wastes formerly exempt from the Resource Conservation and Recovery Act, the Toxic Substances Control Act being established for only two - phosphyogypsum and phosphoric acid process wastewater - and the remaining 18 being regulated as RCRA Subtitle D wastes;

     o Under the Clean Water Act, regulations require national pollution discharge elimination permits for storm water runoff from chemical operations, dumps, organic and/or hazardous wastes, lumbering, mining, recycling, transportation and publicly owned wastewater treatment plants;

     o Under Section 404 of the Clear Water Act, the EPA signed an agreement with the Army Corps of Engineers setting a goal of "no net loss" of wetlands;

     o Effective March 1992, benzene content in wastewater regulations became effective under the National Emission Standard for Hazardous Air Pollutants;

     o 1985 standards by the EPA require control of sulfides, chromium and acidity by the tanning industry -- a $2.9 billion industry. Control standards for the tanning industry under the Clean Air Act expected to be published in 1994 requiring a 90% reduction in all volatile organic compounds from the industry baseline recorded in 1987 Toxic Release Inventory;

     o The 1990 Clean Air Act requires utilities to invest an estimated $15 to $20 billion in order to comply.

The Company now also comes under the jurisdiction of the Federal Communications Commission (FCC). Since the Technology Group uses radio frequencies to carry information among the users, towers and the ISP, the Group must comply with FCC rules and regulations. A major factor is that the FCC regulates which frequencies may be used and the power transmitted on each frequency.

The user and the tower must be operating on the same frequency in order for a connection to be made. The hardware for the Company's SWOMITM product can be modified to work on any frequency. A nation-wide frequency, one that could be used by the Company anywhere in the nation, can be acquired from the FCC for a fee, which may be substantial. The Company is exploring several alternatives for frequency utilization at this time.

D.      Risks Associated with Operations

The Company's long-term success is partially predicated on the strength of developing a comprehensive sales and marketing program and its ability to design each product to the specifications of its customer's effluent or emissions requirements.

Since the Company does not intend to manufacture its products, it will rely on the use of outside manufacturers to manufacture its product to rigid specifications. As such, there can be no assurance that the product will be manufactured and delivered in a timely manner which would adversely affect the Company's proposed operations.

While the Company's plan of operations is being developed thoroughly, there is no assurance the plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

E.       Competition

Pollution Control Systems Group

There are a number of companies involved in this industry. The current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company competes or expects to compete directly or indirectly with the following companies:

     o Biothane of Camden, New Jersey, involved only in the larger "built in place" anaerobic aspect of wastewater treatment;
     o  Baccardi Corporation of Puerto  Rico;
     o  Pacques  Lavatin  of  Canada;
     o  ORS of  Massachusetts,  a subsidiary of GTI; o Biotrol of Minnesota.

Technology Group

The Group has developed a technology, which, to our knowledge, no one else has developed. Several companies have perfected a "Point-to-Point" wireless Internet connectivity. This means that as long as the user is with the fixed-point wireless range, e.g. an office, that they could be connected. SWOMITM offers the user true roaming capability within the SWOMITM system with access speeds of 2Mbps. The system incorporates Beach Access ISP assets and allows customers to link their computers, at T-1 access speeds, for video, audio or data transmission on the Internet using a patented roaming technology.

The Group knows that every major telecommunications company and unknown emerging companies are working to develop the solution, which we now have. Therefore, we expect competition in the future. As of now, we are expanding our Myrtle Beach operations and exploring alternatives to expand nationally. We expect to aggressively utilize our market advantage to capture market share.

There can be no assurance that the Company will have the financial resources, technical expertise, or marketing and support capabilities to continue to complete successfully.

F.   Developing and Changing Market

The market conditions for the Company's product are evolving and changing with respect to current and expected future legislative changes. The Company believes the current conditions will continue favorably for this type of venture. There can be no assurance that the Company's assessment of the situation is correct, nor that the products it selects will be accepted by the consumer.

G.   Employees

As of the current date, the Company has approximately 25 full time employees including the President/CEO. As the Company increases its operations, additional employees will be required. The Company's future success depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Keyser or Mr. Cannon or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company.

H.   Year 2000 Issue

The Company has not experienced any Year 2000 problems. Critical software programs used by the Company, including accounting programs, have been upgraded to Year 2000 compliant versions.

I.   Additional Information

The Company intends to provide an annual report to its security holders and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Securities and Exchange Commission (the "Commission"), such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the Commission maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov/.

ITEM 3.           DESCRIPTION OF PROPERTY

The Company maintains its principal business operations at 2341 Porter Lake Drive, Suite 101, Sarasota, Florida 34240. The Company's telephone number is
(941) 343-9300. The Company does not own any property. The Company maintains three offices, one is the corporate address listed above, and the other two are in South Carolina for the Technology Group. The primary address for the Technology Group (Beach Access.Net) is 9618 North Kings Highway, Myrtle Beach, South Carolina 29572. The phone number is (843) 692-7434. All facilities are leased.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 30, 2000, with respect to the beneficial ownership of common stock by each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock; each director of the Company; and all executive officers and directors of the Company as a group:

Title of          Name and Address of                                      Number of            Percent of
Class             Beneficial Owner (1)                                      Shares              Class (2)

Common            Alpha J. and Victoria Keyser                            282,500,00                55%
                  525 Sutton Place
                  Longboat Key, FL 34228

Common            Thomas Cannon                                                    0                 0%

Common            James E. Feiler                                                  0                 0%

Common            All Directors and Executive                             282,500,00                55%
                  Officers as a Group

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote or to direct the voting of a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of or to direct the disposition of a security)
(2)      Figures are rounded to the nearest percentage.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names and positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------
Name                        Age     Title                                              Director Since     Term
                                                                                                       Expires

--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------
--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------
Alpha J. Keyser             63      Director, President and Chief Executive                 1992         2001
                                    Officer
--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------
--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------
Thomas Cannon               56      Director, Marketing Director                            1993          2001
--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------
--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------
James A. Feiler             41      Director, Technical Director                            2000          2001
--------------------------- ------- ---------------------------------------------- ------------------- ----------------------------


Duties, Responsibilities and Experience

Alpha J. Keyser, Director, President and Chief Executive Officer

Al  Keyser  currently  serves as the  Company's  President  and Chief  Executive
Officer and Director. Mr. Keyser has more than 30 years experience in construction, heavy equipment manufacture development operation and sales, oil and gas drilling operations, and explorative hydrogeology. Mr. Keyser has started and served as CEO of a number of successful small businesses in these areas. In 1989, he started AAA Environmental Services Corp., an environmental services company formed for the development and marketing of equipment, technology and services in wastewater environmental clean up, solid and hazardous waste treatment and air emission control. From 1985 to 1988, he was President and owner of Algasco, Inc., a natural gas exploration and development company which drilled 19 gas wells in the vicinity of Victoria, Texas. From 1978 to 1986, he was President and owner of Alpha Gas Development, Inc., which was formed to do well exploration and development in Kentucky. The company leased in excess of 35,000 acres in Whitley County, Kentucky, resulting in the discovery of one of, if not the, largest gas field in the state. In 1985, the company obtained a $500,000 grant from Department of Energy to provide the extension of Devonian shale into southeast Kentucky. Mr. Keyser sold the company in 1984 but remained as President and CEO until late 1986. From 1973 to 1977, he was the owner and President of Al J. Keyser, Inc., which marketed and installed more than 60 sewage pumping stations in southwest Florida. From 1963 to 1972, he was Eastern Regional Sales Manager for Hein-Wenner Corp. He assisted in the original controls design and pioneered the concept and sale of the larger 1/2 yard and up hydraulic excavators through the eastern U.S. and Canada. He became the number one producer in the company. From 1960 to 1963, he was employed in the sales department of Bay City Shovels and was responsible for installation, demonstration and troubleshooting for a worldwide producer of heavy construction equipment, cranes, backhoes and shovels.

Thomas Cannon, Director

Tom Cannon currently serves as a Director and as the Marketing Director of the Company. He has extensive marketing expertise, especially to the nation's airports and to the military. He is responsible for all marketing efforts and directs all sales agents. From 1991 to 1993, he was employed by Flow International, Inc., and was responsible for sales and market development at their services division. From 1987 to 1991, Mr. Cannon founded Rampart Water Blast, Inc., which developed technology to remove rubber and paint from runways at commercial and military airports throughout the U.S. He took the company from start-up to $3.5 million gross sales in four years. He sold the company to Flow International. From 1980 to 1987, he formed Coastal Striping, Inc., to paint roads and runways at military bases throughout the U.S., reaching $4 million in gross sales. He closed the company when the military changed its bidding procedures and funding. From 1976 to 1980 he managed Safe Line, Inc., a company that painted highways in Ohio. From 1968 to 1976, he was employed by Standard Oil Co. Ohio (now known as BP). He started there after graduating from college and progressed through marketing and real estate departments to become project manager.

James A. Feiler, P.G., R.E.M.

Jim joined the Company in April 2000 and currently serves as a Director of the Company and as its Technical Director. His primary responsibilities include assisting with the marketing of the patented biofiltration system and directing the design, installation and field operations of BIFS equipment. From 1996 until joining the company, he was employed by Professional Service Industries as a Department Manager and Consultant for Environmental Services. Primary duties included managing the Atlanta Environmental Department that conducted Phase I Environmental Site Assessments, Phase II Environmental Site Assessments, site investigations, and remediation and asbestos/LBP/IAQ/IH services. He was also responsible for planning, growth and coordinating sales, marketing, and operations to achieve revenue generation, profits and quality control. From 1995 to 1996, Jim was and independent consulting geologist specializing in landfill compliance monitoring of groundwater, surface water, and leachate, petroleum and hazardous waste site investigation and corrective action implementation and oil and natural gas exploration, development, and production. Before this, Mr. Feiler worked with environmental companies engaged in managing, designing, installing and operating soil and groundwater remediation systems for RCRA and UST projects. Mr. Feiler has a degree in Geology from Miami University and is a licensed Geologist and a Registered Environmental Manager.

ITEM 6.           EXECUTIVE COMPENSATION

Al Keyser has received no compensation for serving in the capacity of President and Chief Executive Officer. Mr. Keyser, as "Tenants in the Entireties" ownership with Victoria Keyser, his wife, is the beneficial owner of 282,500,000 shares of the Company's common stock.

Should the Company become  profitable and produce  commensurate  cash flows from
operations,   compensation  for  Mr.  Keyser  will  be  reviewed,   modified  as
appropriate and approved by the Company's Board of Directors.

It is the responsibility of the Company's officers and its Board of Directors to determine appropriate compensation programs for key personnel. Such determination and timing thereof will be based upon such factors as equity sales, operating cash flows, capital requirements, and other similar factors incorporated into the Company's business plan.
There are no annuity, pension, or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at a normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

Key Officer and Employee Employment Agreements

As part of the acquisition of Beach Access.Net and related entities, the Company negotiated employment contracts with the key managers

A five-year employment agreement was signed with Jay Knabb, CEO of Beach Access.Net, Inc. and the former owner, providing for the following:

    o    Annual salary of $60,000;

    o Options to purchase additional shares of restricted common stock for $.001 per share as follows (contingent upon certain performance criteria being met)

        o   3,250,000 shares at any time
        o   4,000,000 shares beginning January 1, 2001

         o 4,000,000 shares beginning January 1, 2002 o 4,000,000 shares beginning January 1, 2003

     o A covenant not to compete for a two-year period in certain, as defined, businesses.

In connection with the Revcon Technologies, Inc. and Alliance Computer Systems, LLC acquisitions, Kenneth Borge and Paul Aubin, the former owners respectively, signed five year employment agreements with Beach Access.Net, Inc. These agreements provide for the following:

    o    Annual salaries aggregating $110, 000;

    o Options to purchase additional shares of restricted shares of common stock for $.001 per share as follows: o 1,000,000 restricted shares contingent upon certain performance criteria associated with mobile wireless Internet operation being met;
         o 1,000,000 restricted shares contingent upon certain further performance criteria associated with mobile wireless Internet operation being met;

     o A covenant not to compete for a two-year period in certain, as defined, businesses.

Through June 30, 2000, the performance criteria associated with the above stock options had not been met.

Compensation of Directors

All directors will be reimbursed for expenses incurred in attending Board or committee meetings. Directors do not receive any other compensation from the Company.

Stock Option Plan and Non-Employee Directors' Plan

No stock option plan, other than stock purchase options negotiated as a condition of employment for certain key employees, has been set forth, and no non-employee directors' plan has been instituted. The Company may decide, at a later date, and reserves the right to, initiate these plans as deemed necessary by the Board.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain family members of the Company's President own shares of the Company's common stock as set forth below:

Alpha J. Keyser, President and CEO, is related to the following shareholders:

Name                       # of Shares                        Relationship              Date Acquired
Victoria Keyser            282,500,000                              Wife                1992 - 93

These shares are owned as "Tenants in the Entireties".

ITEM 8.           DESCRIPTION OF SECURITIES

The Company's Articles of Incorporation authorizes the issuance of 800,000,000 shares of common stock, $.00001 par value per share, of which 512,890,716 shares are outstanding as of June 30, 2000 . In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to $.00001.

The Company is not authorized to issue shares of preferred stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. The Company has not authorized any Preferred stock, Convertible stock, or Warrants as of the date of this filing.

Transfer Agent

The transfer agent for the common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tampa, Florida 33321.

                                GLOSSARY OF TERMS

The following terms have been defined to provide clarity to the technical language contained herein.

Acetogenisis

         The production of organic acids by acetogenic microorganisms in the Anaerobic Biofilter (ANBF). The acetogens are a necessary part of the methanogenic consortium, and produce the organic acids (acetic acid) and reducing equivalents (H +/- NADH) required by the methanogens for the production of methyne gas (CH4).

Aerobic Biofilter (ABF)

         The aerobic biofilter can be used to treat wastewater streams that carry waste components (that is, the cause of COD or BOD5) that are either too complex for anaerobic micro-organisms to metabolize, or are of too low a concentration to provide effective use of the anaerobic biofilter (ANBF). The aerobic biofilter (ABF) will produce over ten times the amount of biosolids (waste activated sludge) that the anaerobic biofilter (ANBF) produces.

Anaerobic Biofilter (ANBF)

         The apparatus used to entrap methanogenic consortia for the process of treatment or reduction of COD (or BOD5) in wastewaters. For many industrial wastewaters, the ANBF is the most cost effective system available to reduce effluent wastewater COD and city surcharges usually associated with organic-laden wastewater discharge. The ANBF is a form of wastewater pretreatment, usually reducing waste strength by over 90%.

Biofilter (BF)

         The biofilter or biofiltration process provides a dynamic means of filtering and simultaneously destroying waste components in a liquid (aqueous) or air stream by entrapped microorganisms on the filter media. The microorganisms are responsible for the destruction of waste chemicals and cleaning of the fluid.

Biogas

         The mixture of methane (CH4) and carbon dioxide (CO2) produced by methanogenic consortia, while growing on organic waste components. Generally, the percentage of CH4 in the mixture is 55-60% in sludge digesters and 70-90% in ANBF's processing liquid wastes, such as condensate and still bottoms from waste beer processing.

BOD (Biological Oxygen Demand)

         Also called "biochemical oxygen demand", this is a standard way of describing how much oxygen dissolved in water is consumed by biological oxidation of the chemical during the stated period of time. The unit lb/lb indicates the pounds of oxygen consumed by each pound of chemical during the time stated. When given in percent, the values indicate the pounds of oxygen consumed by each 100 pounds of chemical during the time stated. If the percentage is followed by "(theor.)", it indicates the pounds of oxygen theoretically required to completely oxidize 100 pounds of the chemical.

BOD5 (Biological Oxygen Demand - 5 Day Test)

         Commonly used by municipalities to attempt to describe the amount of oxygen demanding components in a wastewater sample that would be BIOLOGICALLY OXIDIZABLE. The test is performed using a microbial inoculum and measuring oxygen uptake over a 5-day incubation period. BOD5 does not necessarily estimate the COD of a wastewater, but tells only the demand readily required by microorganisms under the conditions of the test. It is designed to estimate the "potential" for eutrophication of a public waterway, should the wastewater be added to it untreated. BOD5 should not be used directly for treatment process control. It is generally expressed as mg BOD5 per liter of wastewater.

         In many industrial wastewaters, there exists a rough correlation between BOD5 and COD of about 0.7 in untreated waters. The ratio tends to drop significantly after treatment.

COD (Chemical Oxygen Demand)

         The oxygen equivalent required to completely oxidize chemically all organic and other oxidizable components of a wastewater sample. Generally expressed as mg COD per liter of wastewater.

COD Load-rate

         The COD load-rate of the ABF is defined as the mass of COD introduced per unit of biofilter volume per day. It is usually expressed as grams of COD per liter reactor volume per day. Thus, if 1,000 pounds of COD were fed to 18,000 gallons of reactor space each day, the load-rate would be 1,000 lbs./18,000 gallons (454,000 grams/68,130 liters/day) or
         0.0555 lbs/gal/day (6.6 grams/liter/day).

Eutrophication ("Good Food")

         The addition of wastewaters high in organic and other oxygen demanding components, e.g. - NH3-N, to natural waterways results in rapid oxygen depletion of those waters with concomitant fish kill and further imbalance of the natural ecosystem.

Gram (g)

         The mass of one cubic centimeter (cc) of water at Standard Temperature and Pressure (STP). There are 454 grams in one pound.

Hydraulic Load-rate

         The amount of liquid presented to the BF per unit volume per unit time, e.g. 40,000 gallons / 18,000 gallons reactor volume/day (151,400 liters / 68,130 liters/day) would be a hydraulic load-rate of 2.22 gallons/gallon/day (2.22 liters/liter/day). Note: this does not reflect the organic or COD load-rate, only the liquid in the system. However, it does determine the retention time of the liquid in the BF.

Hydraulic Retention (HRT)

         The HRT is determined by the flow of liquid to the fixed volume of the BF. If the Hydraulic load-rate is 40,000 gallons/18,000 gallons reactor volume/day or 2.22 gallons/gallon/day, then 24 hours/2.22 = 10.8 hours HRT. HRT can also be calculated by inverting the equation: 18,000 gallon reactor volume/40,000 gallons/day x 24 =10.8 hours HRT.

Liter (l)

         Metric measure of liquid volume (approximately one (1) quart). There are 3.785 liters in each U.S. gallon at Standard Temperature and Pressure (STP).

Methane

         Methane gas (CH4) is highly volatile, is the major component of natural gas and biogas, and contains useful energy.

Methanogenic Consortium

         Anaerobic mixtures of a number of species of bacteria that together can convert complex organic molecules to methane (CH4) and C02. All the necessary bacterial species are present in active anaerobic sludge from an anaerobic digester. Proper start-up of an ANBF selects and strengthens those subcultures necessary to the conversion of components in a specific wastewater. In this case, ethanol, acetic acid, other organic acids, sugars, many solvents, small amounts of protein and a variety of carbohydrates, such as found in beer, soft drinks and solvents, will be converted.

Milliliter (ml)

         1/1,000 of 1.0 liter. Also known and defined as one cubic centimeter (1 cc). There are 1,000 ml or cc in one liter at Standard Temperature and Pressure (STP).

Milligram (mg)

         1/1,000 of a gram. There are 1,000 grams in one (1) kilogram of mass at Standard Temperature and Pressure (STP).

pH (Power of the Hydrogenation)

         A measure of acidity (pH 0-7) or alkalinity (pH 7-14) of a wastewater sample. pH is a logarithmic function. Therefore, every decrease of 1.0 unit of pH increases the acidic nature of the solution (H +) by an order of magnitude (factor of 10).

TOC (Total Organic Carbon)

         The direct measure of organic carbon in a wastewater sample. In industrial wastewaters, there is a correlation of COD to TOC of about 2: 1.

VOC (Volatile Organic Compounds)

         Organic (carbon-containing) compounds contributing to air pollution.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The common stock is currently quoted on the National Daily Quotation Bureau Pink Sheets operated by The NASDAQ Stock Market, Inc. under the symbol "BIFS." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

                    ---------------------------------------------- ----------------- ---------------
                    Quarter Ended                                               Low            High
                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    September 30, 1998                                       $0.050          $0.050
                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    December 31, 1998                                        $0.015          $0.050

                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    March 31, 1999                                           $0.007          $0.040
                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    June 30, 1999                                            $0.005          $0.025
                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    September 30, 1999                                       $0.001          $0.006
                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    December 31, 1999                                        $0.001          $0.005

                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    March 31, 2000                                           $0.007          $0.200
                    ---------------------------------------------- ----------------- ---------------
                    ---------------------------------------------- ----------------- ---------------
                    June 30, 2000                                            $0.047          $0.469
                    ---------------------------------------------- ----------------- ---------------

The quarterly prices have been adjusted to reflect a split of the Company's stock. In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 forward stock split. In conjunction with this stock split, the par value of the Company's stock was changed from $0.001 to $0.00001.

The Company's shares of common stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act") and are restricted securities with the exception of 87,500,000 shares issued pursuant to Rule 504, Regulation D.

Since its inception, the Company has not paid cash dividends on its common stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

As of June 30, 2000, there were approximately 93 shareholders of common stock of record.

ITEM 2.           LEGAL PROCEEDINGS

The Company is not presently a party to any litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no changes in or disagreements with accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

Private Placements

 On March 31, 1999, the Company entered into a cancelable special services agreement with The Baldridge Company, an unrelated active participation investor. Pursuant to this agreement, Baldridge was to provide various public relations and marketing services to the Company in exchange for the right to purchase 87,500,000 shares of the Company's stock for $1,000,000. The purchase of these shares will occur in stages, at varying per share prices ranging from $.0025 to $.20 per share. At March 31, 1999, the shares associated with this agreement were recorded as subscribed common shares.

In accordance with the above agreement, upon collection of the subscription price for the first stage, 25,000,000 shares of common stock were issued. For these shares, the $812,500 difference between the fair value of the stock at March 31, 1999, and its selling price, has been recorded as stock promotion expense. This was the only stage exercised by Baldridge.

On or about September 1, 1999, the Company was delisted from the OTCBB. Baldridge decided at that time not to continue purchasing the stock as agreed and defaulted on the contract. The Company notified Baldridge of the default and gave the required ten-day notice as specified in the contract.

Subsequently, the Company reduced the subscription price on the remaining 62,500,000 shares to $0.005 per share. In the accompanying financial statements the stock subscription receivable was adjusted to reflect the revised subscription price.

On March 4, 2000, the Company entered into an agreement with Harding Asset Funds, Inc. to purchase the remaining 62,500,000 shares for $0.005 or a total of $312,500. Harding was one of the original partners with Baldridge.

The active participation investor is not a "beneficial owner" under this definition as the purpose is to resell the stock. The active participation investor is defined for the Company under the following terms:

   "WHEREAS, the Company desires to be assured of the association and services of the Active Participation Investor in order to avail itself of the Active Participation Investor's consulting experience, skills, abilities, background and knowledge to facilitate long range planning and to execute the Company's stock marketing needs in an orderly and efficient manner; the Company is therefore willing to engage the Active Participation Investor upon the terms and conditions herein contained:

   WHEREAS, the Active Participation Investor agrees to be engaged and retained by the Company in accordance with the following terms and conditions.

   NOW, THEREFORE, in consideration of the recitals, promises and conditions contained herein, the Active Participation Investor and the Company agrees as follows:

THE ACTIVE PARTICIPATION INVESTOR OFFERS THE FOLLOWING CONSULTING SERVICES:

     o  Will arrange a Public  Relations  Program
     o  Will write and design a color PR Research Report.
     o Will introduce the company to the Active Participation Investor's network of brokers. These brokers have been identified as ones that will recommend emerging growth companies in the Bulletin Board Market.
     o  Will distribute  leads to brokers.
     o  Will qualify and track all leads.
     o  Will  add  sufficient  Market  Makers
     o  Will  make  our  toll-free  number available."

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (I) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

Article IX of the Company's Articles of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 607 of the Corporation laws of the State of Florida (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the fullest extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Article IX of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders; (i) for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 607 of the Florida Statutes, or (iv) for any transaction from which the director derived an improper personal benefit.

                                    PART F/S


FINANCIAL STATEMENTS

The audited financial statements of the Company, prepared by Semago & Company, P.A., Certified Public Accountants, 102 W. Whiting Street, Suite 600, Tampa, Florida 33602, required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration Statement on Form 10-SB and are incorporated herein by this reference. As of August 14, 2000, Semago & Company, P.A. will change their name and address as follows: B2d Semago, 601 N. Ashley Drive, Suite 700, Tampa, Florida 33602.

                                             BIOFILTRATION SYSTEMS, INC.
                                           (A DEVELOPMENT STAGE COMPANY)


                                                FINANCIAL STATEMENTS

                                             DECEMBER 31, 1999 AND 1998

                                            BIOFILTRATION SYSTEMS, INC.
                                           (A DEVELOPMENT STAGE COMPANY)


                                                FINANCIAL STATEMENTS

                                             DECEMBER 31, 1999 AND 1998






                                                      CONTENTS

                                                                Page

INDEPENDENT AUDITORS' REPORT                                   1 - 2

FINANCIAL STATEMENTS

    BALANCE SHEETS                                             3 - 4

    STATEMENTS OF OPERATIONS                                       5

    STATEMENTS OF CHANGES IN STOCKHOLDERS'
        EQUITY                                                6 - 10

    STATEMENTS OF CASH FLOWS                                 11 - 12

NOTES TO FINANCIAL STATEMENTS                                13 - 22

To the Stockholders
Biofiltration Systems, Inc.
(a development stage company)
Sarasota, Florida


                          Independent Auditors' Report

We have audited the accompanying balance sheets of Biofiltration Systems, Inc. (a development stage company) as of December 31, 1999 and 1998, and the related statements of operations and cash flows cumulative since inception (December 17,
1992) and for the years then ended and the statements of changes in stockholders' equity for the period from inception (December 17, 1992) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biofiltration Systems, Inc. (a development stage company) as of December 31, 1999 and 1998, and the results of its operations and cash flows cumulative since inception (December 17, 1992) and for the years then ended and the statements of changes in stockholders' equity for the period from inception (December 17, 1992) to December 31, 1999, in conformity with generally accepted accounting principles.

As described in Note I, the accompanying financial statements have been restated to reflect a change in the recorded cost of a patent acquired from a related company and the related amortization and in accounting for imputed interest related to shareholder notes payable. Also, described in Note I, these financial statements have been retroactively restated to reflect a 100:1 stock split approved in March 2000, effective April 15, 2000.




CERTIFIED PUBLIC ACCOUNTANTS Tampa, Florida March 1, 2000, except for Note I which is dated
May 25, 2000

                                            BIOFILTRATION SYSTEMS, INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                           -----------------------------
                                                   BALANCE SHEETS
                                             DECEMBER 31, 1999 AND 1998


                                                           ASSETS

                                                 1999                    1998
                                              ---------               ---------

CURRENT ASSET - CASH                            $    6                 $  9,120
                                             ---------                 ---------

OFFICE EQUIPMENT, NET OF
    ACCUMULATED DEPRECIATION
    OF $675                                       2,702                      -
                                             ---------                 ---------

OTHER ASSETS

    Patent, net of accumulated
        amortization of $18,868
        and $14,784 in 1999 and
        1998, respectively                      42,205                   46,289
    Prepaid sales commissions
        to related company                     465,910                  465,910
    Other                                        2,728                    2,848
                                              --------                 ---------

                                               510,843                  515,047
                                             ---------                 ---------

                                             $ 513,551                $ 524,167
                                             =========                 =========

                       The accompanying notes to financial
                    statements are an integral part of these
                                   statements.

                                            BIOFILTRATION SYSTEMS, INC.
                                           (A DEVELOPMENT STAGE COMPANY)
                                           -----------------------------
                                                   BALANCE SHEETS
                                             DECEMBER 31, 1999 AND 1998


                                        LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                               1999                       1998
                                                                           -----------                 ---------
CURRENT LIABILITIES

    Accounts payable                                                       $    16,607                 $  12,192
    Accrued expenses                                                            23,231                     1,891
    Current portion of related
        party notes payable                                                     51,214                      -
                                                                           -----------                 ---------

        TOTAL CURRENT LIABILITIES                                               91,052                    14,083
                                                                           -----------                 ---------

LONG-TERM LIABILITIES

    Stockholder notes payable                                                  348,900                   348,900
    Related party notes payable,
        less current portion                                                    61,073                   106,973
                                                                           -----------                 ---------

                                                                               409,973                   455,873
                                                                           -----------                 ---------

COMMITMENTS AND CONTINGENCIES                                                     -                         -
                                                                           -----------                 ---------

STOCKHOLDERS' EQUITY

    Common stock, $.00001 par value, 700,000,000 shares authorized,  420,910,000 and 395,910,000  shares issued and  414,160,000  and 386,660,000  shares out- standing at December 31, 1999 and December 31, 1998,
        respectively                                                             4,209                     3,959
    Common stock, 62,500,000 shares
        subscribed                                                             312,500                      -
    Stock subscription receivable                                           (  312,500)                     -
    Additional paid-in capital                                               1,769,118                   812,091
    (Deficit) accumulated during
        development stage                                                   (1,625,801)                 (576,839)
                                                                           -----------                 ---------

                                                                               147,526                   239,211
    Less treasury stock, at cost                                            (  135,000)                 (185,000)
                                                                           -----------                 ---------

                                                                                12,526                    54,211
                                                                           -----------                 ---------

                                                                           $   513,551                 $ 524,167
                                                                           ===========                 =========


                       The accompanying notes to financial
                    statements are an integral part of these
                                   statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                            STATEMENTS OF OPERATIONS
                            ------------------------
                       CUMULATIVE AND FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998
                        ---- ---------------------------


                                                 Cumulative
                                                 during
                                                 development
                                                    stage                        1999            1998
                                                       -----------             -----------     -----------
REVENUES                                              $     2,000            $      -               $     2,000
                                                      -----------            -----------            -----------

EXPENSES

   Interest                                               192,344                 49,870                 39,738
   Professional fees                                      144,225                105,051                 29,748
   Telephone and utilities                                 19,060                  9,663                  8,477
   Depreciation and amortization                           19,543                  4,759                  4,084
   Rent                                                    25,723                 13,616                  8,897
   Office expenses                                         31,098                 16,365                 11,239
   Stock promotion expenses                             1,127,500                812,500                315,000
   Miscellaneous                                           68,308                 37,138                 27,132
                                                      -----------            -----------            -----------

                                                        1,627,801              1,048,962                444,315
                                                      -----------            -----------            -----------

NET LOSS BEFORE PROVISION
   FOR INCOME TAXES                                    (1,625,801)            (1,048,962)             ( 442,315)

PROVISION FOR INCOME
   TAXES                                                       -                       -               ( 21,750)
                                                      -----------             -----------           -----------

NET LOSS                                              $(1,625,801)           $(1,048,962)             $(464,065)
                                                      ===========             ===========           ===========

NET LOSS PER COMMON
   SHARE                                                  $(.0046)               $(.0023)               $(.0012)
                                                       ===========            ===========            ===========

WEIGHTED AVERAGE COMMON
   SHARES OUTSTANDING (shares
   in 100's)                                            3,530,856              4,495,796              3,843,193

                                                      ===========            ===========            ===========




                       The accompanying notes to financial
                    statements are an integral part of these
                                   statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                       CUMULATIVE AND FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998
                        ---- ---------------------------


                                                                Cumulative
                                                                during
                                                                development
                                                                stage                 1999               1998
                                                             -----------            --------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES

   Cash received from customers                                $   2,000            $   -             $   2,000
   Cash paid for expenses                                       (187,035)            (89,798)          ( 74,371)
   Cash paid for interest                                       (  6,616)            ( 6,253)          (    363)
                                                               ---------            --------          ---------

      Net cash used by
         operations                                             (191,651)            (96,051)          ( 72,734)
                                                               ---------            --------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES

   Advances to related company                                  (453,410)               -              ( 23,750)
   Purchase of office equipment                                 (  3,377)            ( 3,377)              -
                                                               ---------            --------          ---------

      Net cash used by investing
         activities                                             (456,787)            ( 3,377)          ( 23,750)
                                                               ---------            --------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from sale of common
      stock                                                      150,960                -                34,700
   Contributions of additional
      paid-in capital                                             67,050                -                  -
   Collections on due from
      stockholders                                                37,500                -                25,000
   Collections on stock subscription
      receivable                                                     320              62,500               -
   Proceeds from related party
      notes payable                                               51,214               5,314             45,900
   Proceeds from stockholder
      notes payable                                              318,900                -                  -
   Other                                                          22,500              22,500               -
                                                                 ---------          --------            ---------

      Net cash provided by
         financing activities                                    648,444              90,314            105,600
                                                               ---------            --------          ---------

NET INCREASE (DECREASE) IN CASH                                        6             ( 9,114)             9,116

CASH, BEGINNING OF PERIOD                                              -               9,120                  4
                                                               ---------            --------          ---------

CASH, END OF PERIOD                                            $       6            $      6          $   9,120

                                                               =========            ========          =========


                       The accompanying notes to financial
                    statements are an integral part of these
                                   statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                       CUMULATIVE AND FOR THE YEARS ENDED
                           DECEMBER 31, 1999 AND 1998
                        ---- ---------------------------


                                                                Cumulative
                                                                during
                                                                development
                                                                stage                1999                1998
                                                             -----------         -----------          ---------

                                           RECONCILIATION OF NET LOSS TO
                                        CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                     $(1,625,801)        $(1,048,962)        $(464,065)

RECONCILING ADJUSTMENTS

   Provision for income taxes                                       -                   -                21,750
   (Increase) decrease in other
      assets                                                  (    2,728)                120           (  1,070)
   Depreciation and amortization                                  19,543               4,759              4,084
   Increase in accounts payable                                   16,607               4,415             12,192
   Increase in accrued expenses                                      731          (    1,160)              -
   Stock issued in lieu of interest                                  866                -                  -
   Stock issued for expenses                                   1,400,000             900,000            500,000
   Treasury stock acquired by way
      of reduction of expenses                                (  185,000)               -              (185,000)
   Contribution of accrued interest
      to paid-in capital                                         184,131              44,777             39,375
                                                             -----------          ----------          ---------

CASH FLOWS FROM OPERATING
   ACTIVITIES                                                $(  191,651)        $(   96,051)         $( 72,734)
                                                             ===========         ===========          =========


                                     NONCASH INVESTING AND FINANCING ACTIVITIES
                                     ------------------------------------------

INCREASE IN PAID-IN CAPITAL AND
   STOCKHOLDER NOTES PAYABLE THROUGH
   ADVANCES TO RELATED COMPANY                               $    12,500         $      -             $   -
                                                             ===========         ===========          =========

INCREASE IN PAID-IN CAPITAL AND
   STOCKHOLDER NOTES PAYABLE THROUGH
   INCREASE IN DUE FROM STOCKHOLDER                          $    37,500         $      -             $    -
                                                             ===========         ===========          =========

PURCHASE OF PATENT FOR RELATED
   PARTY DEBT                                                $    61,073         $      -             $    -
                                                             ===========         ===========          =========

DECREASE IN ACCRUED INTEREST
   PAYABLE THROUGH CONTRIBUTION
   TO PAID-IN CAPITAL                                        $   184,131         $    44,777           $ 49,337
                                                             ===========         ===========           ========


                       The accompanying notes to financial
                    statements are an integral part of these
                                   statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company activities

Biofiltration Systems, Inc. (the Company) was incorporated in the state of Florida in December 1992. The Company will operate as a manufacturer of modular biofiltration systems for the treatment of a variety of wastewater. It is management's intention to sell or lease these systems to customers worldwide. Company offices are located in Sarasota, Florida.

For the period from inception (December 17, 1992) to December 31, 1999, the Company has been in a development stage. During this time management has been engaged in business planning activities and obtaining capital. Operations are expected to commence in 2000. As such, the accompanying financial statements have been prepared in accordance with Financial Accounting Standards Board Statement No. 7, Accounting and Reporting by Development Stage Enterprises.

Revenue recognition

Revenues will be recognized on the accrual basis of accounting or in accordance with provisions of Financial Accounting Standards Board Statement No. 13, Accounting for Leases.

Patent

The patent was purchased from a related company (see Note D) that originally developed and recorded the patent. The patent is recorded at its purchase cost which represents the predecessor related company's development cost less predecessor amortization. The patent is being amortized over its useful life, currently estimated at 14 years.

For each of the years ended December 31, 1999 and 1998, patent amortization amounted to $4,084.

Impairment of long-lived assets

Long-lived  assets,   including  intangibles,   are  periodically  reviewed  for
impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

The amount of an impairment loss is measured as the excess of the carrying amount of the asset over the fair value of the asset.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Start-up costs

Costs associated with the start-up costs of Company operations have been expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Stock issue and promotion expenses

Costs associated with the offering of the Company's common stock to outside investors will be capitalized. Such costs will be offset against the future proceeds on sale of the stock. Offering costs incurred that have not resulted in sales of stock have been expensed to stock promotion expense in the accompanying financial statements (see Note F).

Sales commissions pursuant to a national sales agreement

Pursuant to a national sales agreement, the Company will pay sales commissions to a related company (see note B). As sales and lease revenues are generated, commission expense will be recognized at a rate of 30% in accordance with the terms of the agreement on the accrual basis of accounting.

Deferred income taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period the change is enacted.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per common share

Loss per common share is computed using the weighted average of shares outstanding during the periods presented in accordance with Statement of Financial Accounting Standards No. 128 Earnings Per Share.

Cash

For the purpose of the statement of cash flows, cash includes time deposits with original maturities of three months or less.

NOTE B - NATIONAL SALES AGREEMENT

The Company's majority stockholders own another company that provides services as a national sales agent (see Note D).

In 1992, the Company entered into an agreement whereby the related company provides exclusive national sales services. The term of the agreement is for a one year period, automatically renewable for an additional one year period. This agreement can be terminated with a one year notice by either party.

Terms of the national sales agreement provide for the related company to be paid 30% of the Company's retail sales and/or collected lease revenue, as defined. Further, in accordance with the agreement and at its option, the Company may advance funds against future commissions to the related company. At December 31, 1999 and 1998, this related company has received $465,910 against future sales commissions.

NOTE C - STOCKHOLDER NOTES PAYABLE

Stockholder notes payable consist of non-interest bearing notes payable to certain stockholders. Principal is payable from operating profits. However, based on written representation from the Company's majority stockholder, these notes payable will be repaid prior to payment of sales commissions due sales agent (see Note B). Repayments will be limited to not more than 50% of all earned sales commissions due sales agent.

As noted above, these notes are non-interest bearing. However, from time-to-time the Company has issued common stock as consideration for the non-interest bearing notes. The stock and associated interest has been valued at the stock's par value.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE C - STOCKHOLDER NOTES PAYABLE (continued)

Stockholder notes and shares of stock issued for interest amounted to the following:

                                                                          Common stock
                                                                Stockholder            Par
       Period of issue                                             notes              value               Shares
----------------------------                                    -----------          ------              -------
                                                                                                 (In 100's)
Year ended December 31, 1993                                     $ 102,500            $ 250              250,000
Year ended December 31, 1994                                        66,400              216              216,000
Year ended December 31, 1995                                        80,000              200              200,000
Year ended December 31, 1996                                        40,000               75               75,000
Year ended December 31, 1997                                        60,000              125              125,000
                                                                 ---------            -----              -------

                                                                 $ 348,900            $ 866              866,000
                                                                 =========            =====              =======

Subsequent to December 31, 1999, the Company has imputed additional interest on these notes (see Note I).

NOTE D - RELATED PARTY NOTES PAYABLE

The Company's majority stockholders own another company that developed and sold a patent to the Company for $470,000 (see Note A). The Company issued a $470,000 note payable to this related company in conjunction with the purchase. Terms of the note provide for interest at 7.5% per annum. Principal and unpaid interest payments on this note shall be paid from no more than 50% of any Company net profits, as defined.

Through December 31, 1999, the Company's majority stockholders have agreed to assume the liability for the interest accrued on the above note through December 31, 1999. This assumption of the liability has been recorded as a contribution to additional paid-in capital in the accompanying financial statements.

Subsequent to December 31, 1999, the Company restated the value of the patent and adjusted the related party note payable (see Note I).

Additionally, the related corporation described above has advanced money to the Company under an unsecured, revolving promissory note. Terms of this note provide for interest at 8.5%, payable quarterly, with principal due on December 31, 2000. At December 31, 1999 and 1998, amounts outstanding on this note payable are $51,214 and $45,900, respectively.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE E - INCOME TAXES

At December 31, 1999 and 1998, the provision for income taxes consist of the following:

                                             1999                 1998
                                         -----------           ---------

    Deferred tax benefit                 $ 390,000           $ 170,000

    Less valuation allowance              (390,000)           (191,750)
                                        -----------           ---------

                                          $      -           $( 21,750)
                                        ===========           =========

The valuation allowance has been provided by the management of the Company. This is due to the uncertainty of the realization of the future benefit of the deferred tax assets.

For the years ended December 31, 1999 and 1998, the following temporary differences give rise to the above deferred tax benefits:

                                                                                     1999                 1998
                                                                                 -----------           ---------
    Net operating costs expensed
        for financial accounting purposes
        but capitalized for tax purposes                                         $ 1,048,962           $ 442,315
                                                                                 ===========           =========

For the years ended December 31, 1999 and 1998, a reconciliation of the income tax benefit at statutory rates to the Company's effective rate is as follows:

                                                                                     1999                 1998
                                                                                 -----------           ---------

    Benefit computed at statutory rates                                                39.5%               39.5%

    Less surtax exemption                                                                -               (   .9%)

    Less valuation allowance on deferred
        tax assets                                                                    (39.5%)           (  43.5%)
                                                                                 -----------           ---------

    Benefit computed at effective rate                                           $      -              $(   4.9%)

                                                                                 ===========           =========

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE E - INCOME TAXES (continued)

At December 31, 1999 and 1998, deferred tax assets consist of the following:

                                             1999                 1998
                                         -----------           ---------

    Deferred tax assets                  $ 610,000           $ 210,000

    Less valuation allowance              (610,000)           (210,000)
                                         -----------           ---------

                                              $   -              $   -
                                         ===========           =========

At December 31, 1999, the Company has no tax net operating losses available for carryforward.


NOTE F - SPECIAL SERVICES AGREEMENTS

In June 1998, pursuant to a stock purchase agreement, the Company issued 25,000,000 shares of common stock for public relations and marketing services. Subsequently, the purchaser defaulted on the terms of the agreement and 9,250,000 shares were returned to the Company (see Note G). The fair value of the shares issued, less the treasury stock, of $315,000 has been recorded as stock promotion expenses for the year ended December 31, 1998.

On March 31, 1999, the Company entered into a cancelable special services agreement with an unrelated active participation investor. Pursuant to this agreement, the investor will provide various public relations and marketing services to the Company in exchange for the right to purchase 87,500,000 shares of the Company's stock for $1,000,000. The purchase of these shares will occur in stages, at varying per share prices ranging from $.25 to $2.00 per share. At March 31, 1999, the shares associated with this agreement were recorded as subscribed common shares.

In accordance with the above agreement, upon collection of the subscription price for the first stage, 25,000,000 shares of common stock were issued. For these shares, the $812,500 difference between the fair value of the stock at March 31, 1999, and its selling price, has been recorded as stock promotion expense.

On or about September 1, 1999, the Company was de-listed from the OTCBB. Subsequently, the company reduced the subscription price on the remaining 62,500,000 shares to $.50 per share. In the accompanying financial statements the stock subscription receivable was adjusted to reflect the revised subscription price.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE G- TREASURY STOCK

In December 1998, the Company canceled a stock purchase agreement with a purchaser (see Note F). As a result, 9,250,000 shares of common stock were returned to the Company. The treasury stock is recorded at the original cost per share of the stock transaction. However, these shares are currently held in an escrow account on behalf of the Company. It is the intention of the Company that these shares be held for future issuance to new investors or for future services to be provided.

During 1999, the Company issued 2,500,000 shares of treasury stock, at cost, for services rendered.

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 Disclosure about Fair Values of Financial Instruments requires disclosure of fair value to the extent practicable for financial instruments which are recognized in the balance sheet. The fair value disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider tax consequences of realization or settlement. The following summarizes financial instruments by individual balance sheet account at December 31, 1999 and 1998:

                                                                    1999                                1998
                                                            -------------------                  -------------------
                                                       Carrying            Fair           Carrying            Fair
                                                        amount            value            amount             value
                                                      ---------          --------         ---------         --------
    Financial assets
       Cash                                           $       6          $      6         $   9,120         $  9,120
                                                      =========          ========         =========         ========
       Prepaid sales
          commissions to
          related company                             $ 465,910          $   (C)          $ 465,910         $  (C)
                                                      =========          ========         =========         ========

    Financial liabilities
       Accounts payable and
          accrued expenses                            $  39,838          $ 39,838          $ 14,083         $ 14,083
                                                      =========          ========          ========         ========
       Stockholder notes
          payable                                     $ 348,900          $   (B)          $ 348,900         $  (B)
                                                      =========          ========         =========         ========
       Related party notes
          payable                                     $ 112,287          $   (A)          $ 106,473         $  (A)
                                                      =========          ========         =========         ========

The carrying values of cash and accounts payable approximate their fair values.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

(A) The fair value of related party notes payable are not determinable. Due to the involvement of the related party, no stated interest rate and no specific repayment date, it is impracticable to estimate the fair value of these financial instruments.

(B) The fair value of the stockholder notes are not determinable because they are non-interest bearing and have no specified repayment date. Therefore, it is impracticable to estimate the fair market value of stockholder notes payable.

(C) The fair value of prepaid sales commissions to related company are not determinable because they have no specified repayment date. Therefore, it is impracticable to estimate the fair value of prepaid sales commissions.

NOTE I - RESTATEMENT

In April 1993, the Company purchased for $470,000, a patent from a related company. This amount was considered to approximate fair market value. The patent was acquired by way of a $470,000 note payable to this related company. Amortization of the patent cost was intended to commence when Company operations commenced. In accordance with rules promulgated by the Securities and Exchange Commission, this patent should be recorded at the predecessor related company's development cost. Company management has agreed to reduce the patent's cost to $61,073, the related company's development cost, less predecessor amortization. The related company has also agreed to reduce the purchase note payable a corresponding amount. In addition, the Company has revised its accounting policy to begin amortizing this patent over its useful life beginning in the month of acquisition.

Subsequent to December 31, 1999, in order to more correctly reflect interest expense, Company management decided to impute interest on stockholder notes payable at an average annual prime rate plus 1.0%. These notes are non-interest bearing. The Company had issued common stock from time-to-time as consideration for these non-interest bearing notes. The par value of the stock issued was originally recorded as interest expense. The difference between the interest expense imputed and the par value of the common stock issued has been recorded as additional paid-in capital.

In a separate and unrelated matter, the Company entered into a 100:1 common stock split, approved in March 2000, effective April 15, 2000, and increased the Company's authorized common stock to 800,000,000 shares. The accompanying financial statements have been restated to reflect the stock split.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE I - RESTATEMENT (continued)

Summarized financial information illustrating the restatement on the Company's financial statements is as follows:

                                               From Inception
                                        --------------------------
                                                                         As originally
                                                                            reported              As restated
Results of operations -

    Operating expenses -

       Interest                                                            $   171,427            $   192,344
                                                                           ===========            ===========
       Patent amortization                                                 $      -               $    18,868
                                                                           ===========            ===========

    Net loss                                                               $(1,586,016)           $(1,625,801)
                                                                           ===========            ===========

Net loss per common share                                                  $    (.0045)           $    (.0046)
                                                                           ===========            ===========

                                                   1999
                                                                         As originally
                                                                            reported              As restated

Financial position -

    Total assets                                                           $   941,346            $   513,551
                                                                           ===========            ===========

    Total liabilities                                                      $   910,147            $   501,025
                                                                           ===========            ===========

    Stockholders' equity                                                   $    31,199            $    12,526
                                                                           ===========            ===========

Results of operations -

    Operating expenses -

       Interest                                                            $    40,343            $    49,870
                                                                           ===========            ===========
       Patent amortization                                                 $      -               $     4,084
                                                                           ===========            ===========

    Net loss                                                               $(1,035,351)           $(1,048,962)
                                                                           ===========            ===========

Net loss per common share                                                  $    (.0023)           $    (.0023)

                                                                           ===========            ===========

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 1999 AND 1998
                           --------------------------


NOTE I - RESTATEMENT (continued)

                                                   1998
                                                                         As originally
                                                                            reported              As restated
Financial position -

    Total assets                                                           $   947,878            $   524,167
                                                                           ===========            ===========

    Total liabilities                                                      $   879,078            $   469,956
                                                                           ===========            ===========

    Stockholders' equity                                                   $    68,800            $    54,211
                                                                           ===========            ===========

Results of operations -

    Operating expenses -

       Interest                                                            $    37,699            $    39,738
                                                                           ===========            ===========
       Patent amortization                                                 $      -               $     4,084
                                                                           ===========            ===========

    Net loss                                                               $(  457,942)           $(  464,065)
                                                                           ===========            ===========

Net loss per common share                                                  $    (.0012)           $    (.0012)
                                                                           ===========            ===========

The auditors' report on previously issued December 31, 1999, financial statements raised substantial doubt as to the Company's ability to continue as a going concern. Subsequently, the Company has been able to raise sufficient capital to maintain and continue operations. As such, the auditors report on the restated financial statements as of December 31, 1999, has been modified such that it no longer raises substantial doubt as to the Company's ability to continue as a going concern.

  BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS

                                 MARCH 31, 2000

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS

                                 MARCH 31, 2000






                                    CONTENTS



                                                                Page

CERTIFIED PUBLIC ACCOUNTANTS' REVIEW REPORT                     1 - 2

FINANCIAL STATEMENTS

    BALANCE SHEET                                               3 - 4

    STATEMENTS OF OPERATIONS                                        5

    STATEMENTS OF CHANGES IN STOCKHOLDERS'
        EQUITY                                                 6 - 11

    STATEMENTS OF CASH FLOWS                                  12 - 13

NOTES TO FINANCIAL STATEMENTS                                 14 - 17

To the Board of Directors
Biofiltration Systems, Inc.
Sarasota, Florida


                         Independent Accountants' Report

We have reviewed the accompanying consolidated balance sheet of Biofiltration Systems, Inc. as of March 31, 2000, and the related consolidated statements of operations and cash flows for the three months ended March 31, 2000. These financial statements are the representation of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on information furnished to us by management, we believe certain disclosures required under generally accepted accounting principles have been omitted as permitted under Rule 10-01(a) of Regulation S-X of the Securities and Exchange Commission for financial statements filed with form 10-QSB. These regulations presume the users of interim financial statements have read the latest form 10-KSB which include all disclosures required by generally accepted accounting principles. The accompanying interim financial statements disclose only material transactions, uncertainties, commitments, contingencies or subsequent events.

As described in Note F, the accompanying financial statements have been restated to reflect a change in the recorded cost of a patent acquired from a related company and the related amortization and in accounting for imputed interest related to shareholder notes payable that were issued for stock in lieu of interest.

Based on our review, with the exceptions of the matters described in the preceding paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying statement of operations and cash flows of Biofiltration Systems, Inc. for the three months ended March 31, 1999, were not audited or reviewed by us and, accordingly, we do not express an opinion on them.





CERTIFIED PUBLIC ACCOUNTANTS
Tampa, Florida
August 10, 2000

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2000


                                     ASSETS



CURRENT ASSET - CASH                                         $   222,826
                                                              -----------

OFFICE EQUIPMENT, NET OF
    ACCUMULATED DEPRECIATION
    OF $945                                                        2,432
                                                              -----------

OTHER ASSETS

    Patent, net of accumulated
        amortization of $19,889                                   41,184
    Prepaid sales commissions
        to related company                                       505,910
    Stock advances to related company                            580,500
    Stock advances on related company
        employment agreement                                     270,000
    Other                                                          2,728
                                                                -----------

                                                               1,400,322

                                                              $1,625,580


                 The accompanying notes to financial statements
                    are an integral part of these statements.

                          BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                 MARCH 31, 2000


                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES

    Accounts payable                                       $     7,965
    Accrued expenses                                            24,361
    Current portion of related
        party notes payable                                     57,960
                                                            -----------

        TOTAL CURRENT LIABILITIES                               90,286
                                                            -----------

LONG-TERM LIABILITIES

    Stockholder notes payable                                  348,900
    Related party notes payable,
        less current portion                                    61,073
                                                            -----------

                                                               409,973

COMMITMENTS AND CONTINGENCIES                                        -
                                                            -----------

STOCKHOLDERS' EQUITY

    Common stock, $.00001 par value,
        700,000,000 shares authorized,
        496,010,000 shares issued and
        489,260,000 shares outstanding                           4,960
    Additional paid-in capital                               2,940,954
    (Deficit) accumulated during
        development stage                                   (1,685,593)
                                                            -----------

                                                             1,260,321

    Less treasury stock, at cost                              (135,000)
                                                            -----------

                                                             1,125,321

                                                            $1,625,580


                 The accompanying notes to financial statements
                    are an integral part of these statements.


                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                      CUMULATIVE FROM INCEPTION AND FOR THE
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999

       Cumulative
       during
       development
          stage                                  2000               1999
       -----------                             -----------        -----------

REVENUES                                          $ 2,000             $    -          $     -
                                               -----------        -----------       -----------
EXPENSES

  Interest                                        203,484             11,140           10,157
  Professional fees                               174,009             29,784              140
  Telephone and utilities                          21,889              2,829              960
  Depreciation and amortization                    20,834              1,291            1,021
  Rent                                             29,123              3,400            3,210
  Office expenses                                  37,646              6,548            5,724
  Stock promotion expenses                      1,127,500                  -                -
  Miscellaneous                                    73,108              4,800            2,919
                                                -----------        -----------       -----------

                                                1,687,593             59,792           24,131
                                               -----------         -----------        ---------

NET LOSS BEFORE PROVISION
  FOR INCOME TAXES                             (1,685,593)           (59,792)         (24,131)

PROVISION FOR INCOME
  TAXES                                                 -                  -                -
                                                 -----------       -----------       -----------

NET LOSS                                      $(1,685,593)         $ (59,792)       $ (24,131)
                                                ===========        ===========       ===========

NET LOSS PER COMMON
  SHARE                                           $(.0047)           $(.0001)         $(.0001)
                                                ===========        ===========       ===========

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING (in
  hundred's)                                     3,571,844         4,210,500        3,968,822
                                                 ===========        ===========       =========

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                      CUMULATIVE FROM INCEPTION AND FOR THE
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999


                                                              Cumulative
                                                               during
                                                             development
                                                                stage                 2000               1999
                                                             -----------           ---------           --------
CASH FLOWS FROM OPERATING ACTIVITIES

   Cash received from customers                               $   2,000            $    -              $   -
   Cash paid for expenses                                      (243,018)            ( 55,983)           ( 9,775)
   Cash paid for interest                                      (  7,059)            (    443)           ( 2,381)
                                                              ---------            ---------           --------

      Net cash used by
         operations                                            (248,077)            ( 56,426)           (12,156)
                                                              ---------            ---------           --------

CASH FLOWS FROM INVESTING ACTIVITIES

   Advances to related company                                 (493,410)            ( 40,000)              -
   Purchase of office equipment                                (  3,377)                -                  -
                                                              ---------            ---------           --------

      Net cash used by investing
         activities                                            (496,787)            ( 40,000)              -
                                                              ---------            ---------           --------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from sale of common
      stock                                                     150,960                 -                  -
   Contributions of additional
      paid-in capital                                            67,050                 -                  -
   Collections on due from
      stockholders                                               37,500                 -                  -
   Collections on stock subscription
      receivable                                                312,820              312,500               -
   Proceeds from related party
      notes payable                                              51,214                 -                  -
   Proceeds from stockholder
      notes payable                                             325,646                6,746              4,949
   Other                                                         22,500                 -                  -
                                                               ---------          ---------           --------

      Net cash provided by
         financing activities                                   967,690              319,246              4,949
                                                              ---------            ---------           --------

NET INCREASE (DECREASE) IN CASH                                 222,826              222,820            ( 7,207)

CASH, BEGINNING OF PERIOD                                          -                       6              9,120
                                                              ---------            ---------           --------

CASH, END OF PERIOD                                           $ 222,826            $ 222,826           $  1,913
                                                              =========            =========           ========

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                      CUMULATIVE FROM INCEPTION AND FOR THE
                   THREE MONTHS ENDED MARCH 31, 2000 AND 1999


                                                             Cumulative
                                                               during
                                                             development
                                                                stage                 2000               1999
                                                             -----------           ---------           --------

                          RECONCILIATION OF NET LOSS TO
                      CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                  $(1,685,593)       $( 59,792)          $(24,131)

RECONCILING ADJUSTMENTS

   Increase in other assets                                   (    2,728)               -               (   202)
   Depreciation and amortization                                  20,834               1,291              1,021
   (Decrease) increase in accounts
      payable                                                      7,965            (  8,642)             3,380
   Increase (decrease) in accrued
      expenses                                                     1,861               1,130            ( 1,043)
   Stock issued in lieu of interest                                  866                -                  -
   Stock issued for expenses                                   1,400,020                  20               -
   Treasury stock acquired by way
      of reduction of expenses                                (  185,000)               -                  -
   Contribution of accrued interest
      to paid-in capital                                         193,698               9,567              8,819
                                                             -----------           ---------           --------

CASH FLOWS FROM OPERATING
   ACTIVITIES                                                $(  248,077)          $( 56,426)          $(12,156)
                                                             ===========           =========           ========


                   NONCASH INVESTING AND FINANCING ACTIVITIES

INCREASE IN PAID-IN CAPITAL AND
   STOCKHOLDER NOTES PAYABLE THROUGH
   ADVANCES TO RELATED COMPANY                               $    12,500           $    -              $   -
                                                             ===========           =========           ========

INCREASE IN PAID-IN CAPITAL AND
   STOCKHOLDER NOTES PAYABLE THROUGH
   INCREASE IN DUE FROM STOCKHOLDER                          $    37,500           $    -              $   -
                                                             ===========           =========           ========

PURCHASE OF PATENT FOR RELATED
   PARTY DEBT                                                $    61,073           $    -              $   -
                                                             ===========           =========           ========

DECREASE IN ACCRUED INTEREST
   PAYABLE THROUGH CONTRIBUTION
   TO PAID-IN CAPITAL                                        $   193,523           $   9,587           $  8,819
                                                             ===========           =========           ========

ISSUE OF STOCK FOR ADVANCE TO
   RELATED COMPANY                                           $   580,500           $ 580,500           $   -
                                                             ===========           =========           ========

ISSUE OF STOCK FOR ADVANCE ON
   EMPLOYMENT AGREEMENT                                      $   270,000           $ 270,000           $   -
                                                             ===========           =========           ========



                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


The information presented herein as of March 31, 2000, and for the three months ended March 31, 2000 and 1999, is unaudited.

NOTE A - BASIS OF PRESENTATION

The accompanying  consolidated  financial  statements of Biofiltration  Systems,
Inc. (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to the Securities and Exchange Commission's Form 10-QSB and item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal required adjustments) considered necessary for a fair presentation have been included.

Operating results for the three month period ended March 31, 2000, are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the December 31, 1999 financial statements and footnotes included in the Company's initial registration statement with the Securities and Exchange Commission.

NOTE B - NET LOSS PER COMMON SHARE

Net loss per common share is computed in accordance with the requirements of Statement of Financial Accounting Standards No. 128 Earnings Per Share.

NOTE C - STOCK SPLIT

In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to $.00001.

All shares disclosed in the accompanying financial statements reflect the effect of the 100:1 stock split.

NOTE D - STOCK ADVANCES

As noted below, the Company acquired all of the common stock of Beach Access.Net, Inc. on April 1, 2000. On March 31, 2000, the Company advanced Beach Access.Net, Inc. 8,600,000 of restricted common stock for purchase of business assets and customer bases. At March 31, 2000, the value of this advance has been computed at the stock's fair market value, less a 50% discount because of its restricted nature.

Further, as noted below, subsequent to March 31, 2000, Beach Access.Net, Inc. issued 8,000,000 shares of restricted and unrestricted shares of Company common stock as a signing bonus and additional compensation. At March 31, 2000, the Company advanced 2,000,000 shares of this arrangement to the former owner of Beach Access.Net, Inc. The value of this advance has been computed at the stock's fair market value.

Subsequent to March 31, 2000, the stock advances described above were converted to investment in Beach Access.Net, Inc.

NOTE E - SUBSEQUENT EVENTS

Effective April 1, 2000, the Company purchased all of the outstanding stock of Beach Access.Net, Inc., an internet service provider located in South Carolina. The purchase price was 1,750,000 unrestricted shares of the Company's common stock. This business combination was accounted for as a purchase.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE E - SUBSEQUENT EVENTS (continued)

In connection with this purchase, the Company recorded $226,010 of goodwill which is being amortized over five years.

In connection with the initial acquisition of Beach Access.Net, Inc. the Company invested 8,600,000 shares of restricted common stock in Beach Access.Net, Inc. to acquire other related business assets and operations. These business combinations were accounted for as purchases. In connection with these acquisitions, goodwill of $279,896, was recorded by Beach Access.Net, Inc.

Included in the above acquisitions was an investment the Company was unable to realize. A loss on disposal of $121,500 was recorded during the quarter ended June 30, 2000.

Additionally, another of the acquired entities was operated for a short period of time before management decided to discontinue its operation. From its acquisition date through June 30, 2000, this entity had operating losses of $109,200. At June 30, 2000, the Company accrued an additional $149,040 for estimated additional costs associated with this disposal.

In connection with the acquisition of Beach Access.Net, Inc., the Company issued to the former owner and certain employees of Beach Access.Net, Inc. 8,000,000 shares of unrestricted and restricted common stock as a signing bonus and additional compensation.

Further, a five year employment agreement was signed with the former owner providing for the following:

-  annual salary of $60,000;

- options to purchase shares of common stock for $.001 per share as follows (contingent upon certain performance criteria being met):

-   3,250,000 shares at any time
-   4,000,000 shares beginning January 1, 2001
-   4,000,000 shares beginning January 1, 2002
-   4,000,000 shares beginning January 1, 2003

- a covenant not to compete for a two year period in certain, as defined, businesses.

The stock issued as a signing bonus and additional employee compensation have been recorded at the stock's fair market value as of April 1, 2000, less a 50% discount on certain shares because of their restricted nature. For the three months ended June 30, 2000, employee compensation of $675,000 has been recorded to reflect the issuance of these shares.

In May 2000, Beach Access.Net, Inc. acquired all of the common stock of Revcon Technologies, Inc. and Alliance Computer Systems, LLC. These business combinations were accounted for as a purchase. Both of these companies provide networking, programming and wireless connectivity services. The purchase price for both was 1,000,000 shares of restricted common stock. In connection with these purchases, Beach Access.Net, Inc. recorded assets in excess of the purchase price of $102,479, which is being amortized over five years.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE E - SUBSEQUENT EVENTS (continued)

In connection with the Revcon Technologies, Inc. and Alliance Computer Systems, LLC acquisitions, the former owners signed five year employment agreements with Beach Access.Net, Inc. These agreements provide for the following:

-   annual salaries aggregating $110,000;

-   options to purchase shares of common stock for $.001 per share as follows:

- 1,000,000 restricted shares contingent upon certain performance criteria associated with mobile wireless internet operation being met;

- 1,000,000 restricted shares contingent upon certain further performance criteria associated with mobile wireless internet operation being met;

- a covenant not to compete for a two year period in certain, as defined, businesses.

In April 2000, Beach Access.Net, Inc. acquired the rights to provide internet access for twelve months to approximately 1,300 customers. The cost for these rights was 3,200,000 shares of restricted common stock. Terms of the agreements provide for monthly service fees of $20,000.

The purchase of these customers has been recorded at the fair market value of stock issued, less a 50% discount because of the restricted nature of the stock. The cost of the purchase is being amortized over twelve months.

On August 1, 2000, certain of the above agreements were modified. The modification provided for an additional 180,000 shares of restricted stock to be issued for the right to provide internet services to the same customers.

NOTE F - RESTATEMENT

In April 1993, the Company purchased for $470,000, a patent from a related company. This amount was considered to approximate fair market value. The patent was acquired by way of a $470,000 note payable to this related company. Amortization of the patent cost was intended to commence when Company operations commenced. In accordance with rules promulgated by the Securities and Exchange Commission, this patent should be recorded at the predecessor related company's development cost. Company management has agreed to reduce the patent's cost to $61,073, the related company's development cost, less predecessor amortization. The related company has also agreed to reduce the purchase note payable a corresponding amount. In addition, the Company has revised its accounting policy to begin amortizing this patent over its useful life beginning in the month of acquisition.

Subsequent to December 31, 1999, in order to more correctly reflect interest expense, Company management decided to impute interest on stockholder notes payable at an average annual prime rate plus 1.0%. These notes are non-interest bearing. The Company had issued common stock from time-to-time as consideration for these non-interest bearing notes. The par value of the stock issued was originally recorded as interest expense. The difference between the interest expense imputed and the par value of the common stock issued has been recorded as additional paid-in capital.

At March 31, 2000, the Company had advanced 8,600,000 and 2,000,000 shares to Beach Access.Net, Inc. and the former owner of Beach Access.Net, Inc., respectively (see Note D). The value originally assigned to these advances was the stock's par value. Subsequently, Company management decided to revalue these advances to an amount more reflective of the stocks fair market value.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2000


NOTE F - RESTATEMENT (continued)

Summarized financial information illustrating the restatement on the Company's financial statements is as follows:

                                              From inception
                                         ----------------------------
                                         As originally
                                         reported          As restated
                                         ----------      --------------

Results of operations -

   Interest                            $   181,813        $   203,484
                                        ===========         ===========
   Patent amortization                 $      -           $    19,889
                                        ===========         ===========

   Net loss                            $(1,644,033)       $(1,685,593)
                                        ===========        ===========


Net loss per common share              $    (.0046)       $    (.0047)
                                        ===========        ===========




                                                Three months ended
                                                  March 31, 2000
                                           ----------------------------
                                           As originally
                                           reported           As restated
                                           ----------         ----------

Financial position -

   Assets                               $ 1,204,002           $ 1,625,580
                                         ===========          ===========


   Liabilities                          $   909,381           $   500,259
                                         ===========          ===========


   Stockholders' equity                 $   294,621           $ 1,125,321
                                         ===========          ===========


Results of operations -

   Interest                             $    10,386           $    11,140
                                         ===========          ===========

   Patent amortization                  $      -              $     1,021
                                         ===========          ===========


    Net loss                            $(   58,017)          $( 59,792)
                                         ===========           ===========

Net loss per common share               $    (.0001)          $( .0001)
                                         ===========           ===========





                                                   Three months ended
                                                       March 31, 1999
                                                ----------------------------
                                                As originally      As restated
                                                reported
                                                ------------       ------------

Results of operations -

   Interest                            $    10,191                $    10,157
                                        ===========               ===========
   Patent amortization                 $        -                 $     1,021
                                        ===========               ===========


   Net loss                            $(   23,144)               $(   24,131)
                                        ===========                ===========

Net loss per common share              $(    .0001)               $(    .0001)
                                        ===========               ===========

  BIOFILTRATION SYSTEMS, INC.


                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2000

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS

                                  JUNE 30, 2000




                                    CONTENTS



                                                         Page

CERTIFIED PUBLIC ACCOUNTANTS' REVIEW REPORT              1 - 2

FINANCIAL STATEMENTS

    BALANCE SHEET                                        3 - 4

    STATEMENTS OF OPERATIONS                                 5

    STATEMENTS OF CASH FLOWS                             6 - 7

NOTES TO FINANCIAL STATEMENTS                           8 - 10

To the Board of Directors
Biofiltration Systems, Inc.
Sarasota, Florida

                         Independent Accountants' Report

We have reviewed the accompanying consolidated balance sheet of Biofiltration Systems, Inc. as of June 30, 2000, and the related consolidated statements of operations and cash flows for the three and six months ended June 30,2000. These financial statements are the representation of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on information furnished to us by management, we believe certain disclosures required under generally accepted accounting principles have been omitted as permitted under Rule 10-01(a) of Regulation S-X of the Securities and Exchange Commission for financial statements filed with form 10-QSB. These regulations presume the users of interim financial statements have read the latest form 10-KSB which include all disclosures required by generally accepted accounting principles. The accompanying interim financial statements disclose only material transactions, uncertainties, commitments, contingencies or subsequent events.

The Company has omitted the statement of stockholders' equity, which is a required statement under generally accepted accounting principles. This statement is not required under Rule 10-01(a) of Regulation S-X of the Securities and Exchange Commission.

Based on our review, with the exceptions of the matters described in the preceding paragraphs, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying statement of operations and cash flows of Biofiltration Systems, Inc. for the three months and six months ended June 30, 1999, were not audited or reviewed by us and, accordingly, we do not express an opinion on them.



CERTIFIED PUBLIC ACCOUNTANTS
Tampa, Florida
August 10, 2000

                           BIOFILTRATION SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2000


                                     ASSETS



CURRENT ASSETS

    Cash                                                            $   860,099
    Accounts receivable                                                 107,022
    Inventory                                                            59,704
    Purchased customer accounts, net                                    112,400
                                                                     -----------

        TOTAL CURRENT ASSETS                                           1,139,225
                                                                     -----------

FIXED ASSETS

    Computer equipment                                                  183,821
    Other                                                                28,440
                                                                     -----------

                                                                        212,261
    Accumulated depreciation                                           (12,958)
                                                                     -----------

                                                                        199,303

OTHER ASSETS

    Patent, net                                                          40,163
    Prepaid sales commissions                                           575,910
    Goodwill, net                                                       378,957
    Other                                                                 3,878
                                                                     -----------

                                                                        998,908

                                                                    $ 2,337,436



                The accompanying notes to consolidated financial statements are an integral part of this financial statement.

                           BIOFILTRATION SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2000


                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES


    Current portion of related party
        notes payable                                               $    34,973
    Accounts payable and accrued expenses                               152,097
    Provision for loss on disposal of
        business segments                                               149,040
                                                                     -----------

           TOTAL CURRENT LIABILITIES                                    336,110
                                                                     -----------

OTHER LIABILITIES

    Stockholder notes payable                                           348,900
    Related party notes payable, less
        current portion                                                  61,073
                                                                     -----------

                                                                        409,973

COMMITMENTS AND CONTINGENCIES                                                 -
                                                                     -----------

STOCKHOLDERS' EQUITY

    Common stock $.00001 par value,
        800,000,000 shares authorized,
        512,890,716 shares issued and
        506,140,716 shares outstanding                                    5,129
    Additional paid-in capital                                        4,559,021
    Accumulated deficit                                              (2,837,797)
                                                                     -----------

                                                                      1,726,353

    Less treasury stock                                                (135,000)
                                                                     -----------

                                                                      1,591,353

                                                                    $ 2,337,436



                The accompanying notes to consolidated financial statements are an integral part of this financial statement.

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE SIX MONTHS AND THREE MONTHS ENDED
                             JUNE 30, 2000 AND 1999
                       ---------- -----------------------


                                Six-months ended
                                               2000                    1999
                                            -----------             ------------
                                            (Unaudited)             (Unaudited)

REVENUES                                    $   166,432             $      -

COST OF REVENUES                                 52,640                    -
                                             -----------             -----------

GROSS PROFIT                                    113,792                    -
                                             -----------             -----------

OTHER EXPENSES

    General and administrative                  879,441                 125,418
    Depreciation and amortization                44,589                   2,042
    Stock promotion expenses                          -                 812,500
    Interest                                     22,001                  20,443
                                             -----------             -----------

                                                946,031                 960,403
                                             -----------             -----------

LOSS FROM CONTINUING OPERATIONS                (832,239)               (960,403)
                                             -----------             -----------

DISCONTINUED OPERATIONS

    Loss from discontinued operations          (230,720)                   -
    Loss on disposal of discontinued
        operations                             (149,040)                   -
                                             -----------             -----------

                                               (379,760)                   -
                                             -----------             -----------

NET LOSS                                    $(1,211,999)             $( 960,403)
                                             ===========             ===========

LOSS PER COMMON SHARE

    Loss from continuing operations            $( .0018)               $( .0024)
                                             ===========             ===========

    Loss from discontinued operations          $( .0005)               $   -
                                             ===========             ===========

    Loss from disposal of discontinued
        operations                             $( .0003)               $   -
                                             ===========             ===========

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING (shares in 100's)             4,654,152               3,959,100
                                             ===========             ===========


                The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE SIX MONTHS AND THREE MONTHS ENDED
                             JUNE 30, 2000 AND 1999
                       ---------- -----------------------
                                   (Continued)


                               Three-months ended
                                                 2000                    1999
                                             -----------             -----------
                                             (Unaudited)             (Unaudited)

REVENUES                                      $ 166,432              $    -

COST OF REVENUES                                 52,640                   -
                                             -----------             -----------

GROSS PROFIT                                    113,792                   -
                                             ------------            -----------

OTHER EXPENSES

    General and administrative                  832,080                 112,465
    Depreciation and amortization                43,298                   1,021
    Stock promotion expenses                          -                 812,500
    Interest                                     10,861                  10,286
                                             -----------             -----------

                                                886,239                 936,272
                                             -----------             -----------

LOSS FROM CONTINUING OPERATIONS                (772,447)               (936,272)
                                             -----------             -----------

DISCONTINUED OPERATIONS

    Loss from discontinued operations          (230,720)                   -
    Loss on disposal of discontinued
        operations                             (149,040)                   -
                                             -----------             -----------

                                               (379,760)                   -
                                             -----------             -----------

NET LOSS                                    $(1,152,207)              $(936,272)
                                             ===========             ===========

LOSS PER COMMON SHARE

    Loss from continuing operations             $(.0015)                $(.0024)
                                             ===========             ===========

    Loss from discontinued operations           $(.0005)                 $( -  )
                                             ===========             ===========

    Loss from disposal of discontinued
        operations                              $(.0003)                 $( -  )
                                             ===========             ===========

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING (shares in 100's)              5,098,012              3,959,100
                                             ===========             ===========


                The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2000 AND 1999
                           - -----------------------


                                                          Six months ended
                                                     -------------------------
                                                     2000                1999
                                                  -----------          ---------
                                                  (Unaudited)        (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

   Cash received from customers                     $ 59,410                $ -
   Cash paid for continuing operating
      expenses                                      (195,869)          (126,351)
   Cash paid for discontinued operations                   -                  -
   Interest                                           (2,570)            (4,198)
                                                  -----------          ---------

      Net cash used by operating activities         (139,029)          (130,549)
                                                 -----------           ---------

CASH FLOWS FROM INVESTING ACTIVITIES

   Advances (to) from related company               (110,000)             3,184
   Purchase of fixed assets                                -                  -
                                                 ------------          ---------

      Net cash used by investing activities         (110,000)             3,184
                                                 -----------           ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from sale of stock                      1,125,362                 -
   Collections on stock subscriptions
      receivable                                            -           122,000
   Repayment of related party notes
      payable                                         (16,241)                -
                                                  -----------          ---------

      Net cash provided by financing activities     1,109,121           122,000
                                                 -----------           ---------

INCREASE (DECREASE) IN CASH                           860,092            (5,365)

CASH, BEGINNING OF PERIOD                                   6             9,120
                                                  -----------          ---------

CASH, END OF PERIOD                                  $860,098            $3,755
                                                  ===========          =========


                The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                           BIOFILTRATION SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2000 AND 1999
                           - -----------------------


                                                                          Six-months ended
                                                                     --------------------------
                                                                   2000                1999
                                                                ------------          ---------
                                                                 (Unaudited)        (Unaudited)

                          RECONCILIATION OF NET LOSS TO
                      CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS                                                        $(1,211,999)          $(960,403)

RECONCILING ADJUSTMENTS

   Depreciation and amortization                                     44,589               2,042
   Loss on disposal of discontinued
      operations                                                    379,760                   -
   Increase in accounts receivable                                 (107,022)                  -
   Increase in inventory                                            (59,704)                  -
   Increase in accounts payable and
      accrued expenses                                              112,259              (2,824)
   Decrease in other assets                                           8,657                   -
   Stock issued in lieu of compensation                             675,000                   -
   Treasury stock acquired by way of
      reduction of expenses                                               -             812,500
   Contribution of accrued interest
      to paid-in capital                                             19,431              18,136
                                                                  -----------           ---------

CASH FLOWS FROM OPERATING                                         $(139,029)          $(130,549)
                                                                  ===========           =========



                   NONCASH INVESTING AND FINANCING ACTIVITIES


DECREASE IN ACCRUED INTEREST
   PAYABLE THROUGH CONTRIBUTION
   TO PAID-IN CAPITAL                                                $19,431            $18,136
                                                                   ===========          ========

ACQUISITION OF AND INVESTMENT IN
   SUBSIDIARY COMPANY BY ISSUANCE
   OF COMMON STOCK                                                $1,657,257                $ -
                                                                   ===========          =========


                The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000


The information presented herein as of June 30, 2000, and for the six and three-months ended June 30, 2000 and 1999, is unaudited.

NOTE A - BASIS OF PRESENTATION

The accompanying  consolidated  financial  statements of Biofiltration  Systems,
Inc. (the Company) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to the Securities and Exchange Commission's Form 10-QSB and item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal required adjustments) considered necessary for a fair presentation have been included.

Operating results for the six and three-month periods ended June 30, 2000, are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. For further information, refer to the December 31, 1999 financial statements and footnotes included in the Company's initial registration statement with the Securities and Exchange Commission.

As of April 1, 2000, the Company commenced operations and is no longer a development stage company.

NOTE B - BUSINESS ACQUISITIONS

Effective April 1, 2000, the Company purchased all of the outstanding stock of Beach Access.Net, Inc., an internet service provider located in South Carolina. The purchase price was 1,750,000 unrestricted shares of the Company's common stock. This business combination was accounted for as a purchase.

In connection with this purchase, the Company recorded $226,010 of goodwill which is being amortized over five years. For the six months ended June 30, 2000, $11,300 was recorded as goodwill amortization.

In connection with the initial acquisition of Beach Access.Net, Inc. the Company invested 8,600,000 shares of restricted common stock in Beach Access.Net, Inc. to acquire other related business assets and operations. In connection with these acquisitions, goodwill of $279,896, was recorded by Beach Access.Net, Inc. For the six months ended June 30, 2000, $13,995 was recorded as goodwill amortization.

In connection with this acquisition, the Company issued to the former owner and certain employees of Beach Access.Net, Inc. 8,000,000 shares of unrestricted and restricted common stock as a signing bonus and additional compensation.

Further, a five year employment agreement was signed with the former owner providing for the following:

-   annual salary of $60,000;

- options to purchase additional shares of restricted common stock for $.001 per share as follows (contingent upon certain performance criteria being met):

-     3,250,000 shares at any time
-     4,000,000 shares beginning January 1, 2001
-     4,000,000 shares beginning January 1, 2002
-     4,000,000 shares beginning January 1, 2003

- a covenant not to compete for a two year period in certain, as defined, businesses.

                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE B - BUSINESS ACQUISITIONS (continued)

The stock issued as a signing bonus and additional employee compensation have been recorded at the stock's fair market value as of April 1, 2000, less a 50% discount on certain shares because of their restricted nature. In the accompanying statement of operations for the six months ended June 30, 2000, employee compensation of $675,000 has been recorded to reflect the issuance of these shares.

In May 2000, Beach Access.Net, Inc. acquired all of the common stock of Revcon Technologies, Inc. and Alliance Computer Systems, LLC. These business combinations were accounted for as a purchase. Both of these companies provide networking, programming and wireless connectivity services. The purchase price for both was 1,000,000 shares of restricted common stock. In connection with these purchases, Beach Access.Net, Inc. recorded assets in excess of the purchase price of $102,479, which is being amortized over five years. Amortization will commence July 1, 2000. Neither of these operations had significant operations during the six months ended June 30, 2000.

In connection with the Revcon Technologies, Inc. and Alliance Computer Systems, LLC acquisitions, the former owners signed five year employment agreements with Beach Access.Net, Inc. These agreements provide for the following:

-   annual salaries aggregating $110,000;

- options to purchase additional shares of restricted shares of common stock for $.001 per share as follows:

- 1,000,000 restricted shares contingent upon certain performance criteria associated with mobile wireless internet operation being met;

- 1,000,000 restricted shares contingent upon certain further performance criteria associated with mobile wireless internet operation being met;

- a covenant not to compete for a two year period in certain, as defined, businesses.

Through June 30, 2000, the performance criteria associated with the above stock options had not been met.

In April 2000, Beach Access.Net, Inc. acquired the rights to provide internet access for twelve months to approximately 1,300 customers. The cost for these rights was 3,200,000 shares of restricted common stock. Terms of the agreements provide for monthly service fees of $20,000.

In the accompanying financial statements, the purchase of these customers has been recorded at the fair market value of stock issued, less a 50% discount because of the restricted nature of the stock. The cost of the purchase is being amortized over twelve months. For the six months ended June 30,2000, amortization of the purchase price amounted to $15,600.

On August 1, 2000, certain of the above agreements were modified. The modification provided for an additional 180,000 shares of restricted stock to be issued for the right to provide internet services to the same customers.

NOTE C - STOCK SPLIT

In March 2000, effective April 15, 2000, the Company's Board of Directors approved a 100:1 stock split. In conjunction with this stock split, the par value of the Company's stock was changed to $.00001.

All shares disclosed in the accompanying financial statements reflect the effect of the 100:1 stock split.



                                       -9-
                           BIOFILTRATION SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE D - NET LOSS PER COMMON SHARE

Net loss per common share is computed in accordance with the requirements of Statement of Financial Accounting Standards No. 128.

NOTE E - SEGMENTS

The Company operates in two business segments, pollution treatment systems and internet technology. Currently, the only operating segment is the internet technology group. For the six months ended June 30, 2000 and 1999, information on reportable segments is as follows:

                                        Pollution           Internet
                                        treatment          technology      Total
                                        -----------       -----------     -----------

                                                                                 >
Six months ended June 30, 2000

  External revenue                        $   -            $   166,432       $ 166,432
                                          ========         ===========      ============

  Intersegment revenue                    $   -            $      -          $     -
                                          ========         ===========       ============

   Loss from continuing
    operations                            $(80,762)        $( 751,477)       $(832,239)


   Loss from discontinued
    operation                                 -             ( 379,760)        (379,760)
                                          --------         -----------       ------------
                                          $(80,762)       $(1,131,237)     $(1,211,999)
                                           ========       ===========        ===========

For the six months ended June 30, 1999, the Company only operated as a pollution treatment company.

Since December 31, 1999, the Company has added the operations and assets of the internet technology segment. This segment was added on April 1, 2000. As of June 30, 2000, total assets of the internet technology segment were $654,654.

NOTE F - DISCONTINUED OPERATIONS

In early July 2000, Company management decided to discontinue and dispose of certain measurable portions of its internet technology segment. Management estimates that by August 15, 2000, all of these operations will be discontinued and assets will be disposed of. The results of operations for the periods presented are reported as a component of discontinued operation in the statements of operation. Additionally, management's estimate of the loss on disposal is presented as a separate component of discontinued operations. The estimated loss on the disposal of discontinued operations represents the estimated loss on disposal of the segment's assets and operation through August 15, 2000.

Summarized results of the disposed segment portions for the six months ended June 30, 2000, are as follows:

     Net sales                              $ 296,043
                                            =========

     Operating loss                         $(230,720)
                                            =========

     Loss from discontinued
     operations                             $(149,040)
                                             =========

For the six months ended June 30, 1999, the Company did not operate in the above segment.



                                      -10-


 BEACH ACCESS.NET, INC.


                              FINANCIAL STATEMENTS

                      MARCH 31, 2000 AND DECEMBER 31, 1999

                             BEACH ACCESS.NET, INC.


                              FINANCIAL STATEMENTS

                      MARCH 31, 2000 AND DECEMBER 31, 1999












                                    CONTENTS

                                                       Page

INDEPENDENT AUDITORS' REPORT                               1

FINANCIAL STATEMENTS

    BALANCE SHEETS                                     2 - 3

    STATEMENTS OF OPERATIONS                               4

    STATEMENTS OF CHANGES IN STOCKHOLDER'S
        EQUITY (DEFICIT)                                   5

    STATEMENTS OF CASH FLOWS                           6 - 7

NOTES TO FINANCIAL STATEMENTS                         8 - 12

B2d
semago

CPAs & Business Advisors






To the Board of Directors
Beach Access.Net, Inc.
Myrtle Beach, South Carolina


                          Independent Auditors' Report

We have audited the accompanying balance sheet of Beach Access.Net, Inc. as of December 31, 1999, and the related statement of operations, changes in stockholder's equity (deficit) and cash flows for the period from inception (July 29, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beach Access.Net, Inc. as of December 31, 1999, and the results of its operations, changes in stockholder's equity (deficit) and cash flows for the period from inception ( July 29, 1999) to December 31, 1999, in conformity with generally accepted accounting principles.




CERTIFIED PUBLIC ACCOUNTANTS
(a/k/a Semago & Company, P.A.)
Tampa, Florida
September 18, 2000

                             BEACH ACCESS.NET, INC.
                                 BALANCE SHEETS
                      MARCH 31, 2000 AND DECEMBER 31, 1999


                                     ASSETS
                                                                                2000                      1999
                                                                            ---------                  --------
                                                                            (Unaudited)
CURRENT ASSETS

    Cash                                                                     $  17,491                  $ 11,092
    Accounts receivable                                                         73,167                     1,691
    Inventory                                                                   64,635                      -
                                                                             ---------                  --------

         TOTAL CURRENT ASSETS                                                  155,293                    12,783
                                                                             ---------                  --------

PROPERTY AND EQUIPMENT

    Operating equipment                                                        149,992                    21,899
    Furniture and fixtures                                                         923                     7,973
                                                                             ---------                  --------

                                                                               150,915                    29,872
    Less accumulated depreciation                                              ( 4,008)                  ( 2,327)
                                                                              --------                  --------

                                                                               146,907                    27,545
                                                                             ---------                  --------

OTHER ASSETS

    Investment in business entity,
        at cost                                                                121,500                      -
    Goodwill                                                                   279,896                      -
    Other                                                                        1,190                    1,190
                                                                              ---------                 --------

                                                                               402,586                     1,190
                                                                             ---------                  --------

                                                                             $ 704,786                  $ 41,518
                                                                             =========                  ========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             BEACH ACCESS.NET, INC.
                                 BALANCE SHEETS
                      MARCH 31, 2000 AND DECEMBER 31, 1999


                 LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

                                                                                2000                      1999
                                                                             ---------                 ---------
                                                                            (Unaudited)
CURRENT LIABILITIES

    Bank line-of-credit                                                      $ 124,500                 $ 124,500
    Trade accounts payable and accrued
        expenses                                                               113,882                    20,340
                                                                             ---------                 ---------

       TOTAL CURRENT LIABILITIES                                               238,382                   144,840
                                                                             ---------                 ---------

OTHER LONG-TERM LIABILITY - ADVANCE
    FROM RELATED COMPANY                                                       580,500                      -
                                                                             ---------                 ---------

CONTINGENCIES                                                                     -                         -
                                                                             ---------                 ---------

STOCKHOLDER'S EQUITY (DEFICIT)

    Common stock, no par value,
        10,000 shares authorized,
        issued and outstanding                                                    -                         -
    Retained earnings (deficit)                                               (114,096)                 (103,322)
                                                                             ---------                 ---------

                                                                              (114,096)                 (103,322)
                                                                             ---------                 ---------

                                                                             $ 704,786                  $ 41,518
                                                                             =========                  ========

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             BEACH ACCESS.NET, INC.
                          STATEMENTS OF OPERATIONS AND
                     CHANGES IN RETAINED EARNINGS (DEFICIT)
                FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND THE
           PERIOD FROM INCEPTION (JULY 29, 1999) TO DECEMBER 31, 1999

                                                                                2000                      1999
                                                                             ---------                 ---------
                                                                            (Unaudited)

REVENUES                                                                     $  70,105                  $ 76,336
                                                                              ---------                 --------

COST OF REVENUES

    Salaries and benefits                                                       27,058                    37,452
    Resale supplies                                                             19,508                    62,244
    Communications                                                              17,534                    23,602
                                                                             ---------                 ---------

                                                                                64,100                   123,298
                                                                             ---------                 ---------

GROSS PROFIT (LOSS)                                                              6,005                  ( 46,962)
                                                                             ---------                 ---------

OTHER OPERATING EXPENSES

    Advertising                                                                  4,591                    11,370
    Consulting fees                                                               -                       15,000
    Depreciation                                                                 1,681                     2,327
    Rent                                                                         4,358                    13,427
    Other office                                                                 2,887                     9,741
                                                                             ---------                 ---------

                                                                                13,517                    51,865
                                                                             ---------                 ---------

OPERATING LOSS                                                                (  7,512)                 ( 98,827)
                                                                             ---------                 ---------

OTHER EXPENSE - INTEREST                                                         3,262                     4,495
                                                                             ---------                 ---------

NET LOSS                                                                     $( 10,774)                $(103,322)
                                                                             =========                 =========

NET LOSS PER COMMON SHARE                                                    $(   1.08)                $(  10.33)
                                                                             =========                 =========

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING                                                                 10,000                    10,000
                                                                             =========                 =========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

BEACH ACCESS.NET, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND THE
           PERIOD FROM INCEPTION (JULY 29, 1999) TO DECEMBER 31, 1999

                                        Common stock         Additional      Retained
                                                 Par         paid-in          earnings
                                        Shares   value       capital          (deficit)
BALANCE AT INCEPTION,
 JULY 29, 1999                            -        $ -         $  -           $    -


    Stock issued at no
      par value                       10,000         -            -                -


    Contribution to
        additional paid-in
        capital                           -          -         5,000               -


    Repayment of capital
     contribution                         -          -        (5,000)              -


     NET LOSS                             -          -            -          (103,322)
                                        ------      ----       -------        -------


BALANCE,
 DECEMBER 31, 1999                     10,000        -
                                                                   -         (103,322)


NET LOSS                                  -          -             -          (10,774)
                                        ------      ----         -------     ---------

BALANCE,
 MARCH 31, 2000                        10,000       $ -          $  -      $(114,096)

                                      ======       ====         =======     =======



                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             BEACH ACCESS.NET, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND THE
           PERIOD FROM INCEPTION (JULY 29, 1999) TO DECEMBER 31, 1999

                                                                                2000                      1999
                                                                             ---------                 ---------
                                                                            (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

    Cash received from customers                                              $ 70,954                  $ 75,593
    Cash paid for cost of revenues                                             (66,948)                 (106,141)
    Cash paid for other operating
        expense                                                                (11,836)                 ( 49,515)
    Cash paid for interest                                                     ( 3,262)                 (  3,473)
                                                                              --------                 ---------

        Net cash used by
           operating activities                                                (11,092)                 ( 83,536)
                                                                              --------                 ---------

CASH FLOWS PROVIDED BY INVESTING
    ACTIVITIES

    Purchase of property and equipment                                            -                     ( 29,872)
    Purchase of business cash assets                                            17,491                      -
                                                                              --------                 ---------

        Net cash provided (used) by
           investing activities                                                 17,491                  ( 29,872)
                                                                              --------                 ---------

CASH FLOWS FROM FINANCING ACTIVITIES

    Proceeds from bank line-of-credit                                             -                      124,500
    Stockholder capital contribution                                              -                        5,000
    Stockholder capital distribution                                              -                      ( 5,000)
                                                                              --------                  --------

        Net cash provided by financing
           activities                                                             -                      124,500
                                                                              --------                 ---------

NET CHANGE IN CASH BALANCE                                                       6,399                    11,092

CASH, BEGINNING OF PERIOD                                                       11,092                      -
                                                                              --------                 ---------

CASH, END OF PERIOD                                                           $ 17,491                 $  11,092
                                                                              ========                 =========

                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             BEACH ACCESS.NET, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND THE
           PERIOD FROM INCEPTION (JULY 29, 1999) TO DECEMBER 31, 1999

                                                                                2000                      1999
                                                                             ---------                 ---------
                                                                            (Unaudited)

                          RECONCILIATION OF NET LOSS TO
                      CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                                                     $( 10,774)                $(103,322)

RECONCILING ADJUSTMENTS

    Depreciation                                                                 1,681                     2,327
    Decrease (increase) in accounts
        receivable                                                                 849                  (  1,691)
    Increase in other assets                                                      -                     (  1,190)
    (Decrease) increase in trade
        accounts payable and accrued
        expenses                                                              (  2,848)                   20,340
                                                                             ---------                 ---------

CASH FLOWS FROM OPERATING ACTIVITIES                                         $( 11,092)                $( 83,536)
                                                                             =========                 =========


                   NONCASH INVESTING AND FINANCING ACTIVITIES

PURCHASE OF BUSINESS ASSETS BY WAY
    OF STOCK ADVANCES FROM RELATED
    COMPANY

    Cash                                                                      $ 17,491                  $   -
    Accounts receivable                                                         72,325                      -
    Inventory                                                                   64,635                      -
    Property and equipment                                                     121,043                      -
    Goodwill and other intangibles                                             401,396                      -
    Accounts payable                                                          ( 96,390)                     -
                                                                             ---------                 ---------

                                                                             $ 580,500                 $    -
                                                                             =========                 =========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             BEACH ACCESS.NET, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2000 AND DECEMBER 31, 1999

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited financial information

The information presented herein as of March 31, 2000, and for the three months then ended is unaudited.

Company activities and operating cycle

Beach Access.Net, Inc. (the Company) was incorporated in the state of South Carolina in July 1999. The Company operates as a provider of internet access to individual and business customers.

The Company's operations and corporate office are located in Myrtle Beach, South Carolina.

Revenue and cost recognition

Revenues are recognized when services are rendered, generally monthly, on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Start-up costs

Costs associated with the start-up of Company operations have been expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Property and equipment

Property and equipment is recorded at cost and include expenditures which substantially increase the existing assets useful lives. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to earnings.

                             BEACH ACCESS.NET, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2000 AND DECEMBER 31, 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is provided on the straight-line method at rates designed to amortize cost over the asset's estimated useful life, usually five years. For income tax purposes the Company uses accelerated depreciation methods.

Income taxes

For income tax purposes, the stockholder has elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay Federal or State income taxes. Rather, the Company's taxable income or loss is recorded on the stockholder's individual income tax return.

Loss per common share

Loss per common share is computed using the weighted average of shares outstanding during the periods presented in accordance with Statement of Financial Accounting Standards No. 128 Earnings Per Share.

Cash

For the purpose of the statement of cash flows, cash includes time deposits with original maturities of three months or less.

NOTE B - BANK LINE-OF-CREDIT

The Company has a $125,000 line-of-credit with a bank. Terms of the loan provide for interest at prime plus 1.0%, payable monthly. Substantially all Company assets are pledged as collateral on this loan.

In July 2000, the present owner of the Company personally paid off the outstanding balance of this loan. A $124,500 contribution to additional paid-in capital was subsequently recorded in connection with this transaction.

NOTE C - LEASE ACTIVITY

The Company leases its office and operating facility under a short-term operating lease. In April 2000, terms of this lease were revised. The new lease, provides for additional space and a three year term at a base rate of $2,830 per month.

In addition, the Company leased facilities on a short-term, as needed, basis.

                             BEACH ACCESS.NET, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2000 AND DECEMBER 31, 1999


NOTE C - LEASE ACTIVITY (continued)

For the periods ended March 31, 2000 and December 31, 1999, rent expense on the above activity amounted to $4,358 and $13,427, respectively.

NOTE D - SUBSEQUENT EVENTS (UNAUDITED)

On April 1, 2000, the Company's sole stockholder sold all outstanding shares of Company stock to Biofiltration Systems, Inc. (BFS), a Florida corporation.

In connection with the acquisition, BFS provided 6,800,000 shares of its restricted common stock to the Company. The Company used this stock to acquire related business assets and customer bases as follows:

        Value of BFS stock                                $ 459,000

        Value of business assets
           acquired                                         179,104
                                                           ---------

        Goodwill recorded                                 $ 279,896
                                                           =========

The value of the BFS stock was determined by utilizing its traded market value as of the acquisition date less a 50% discount because of its restricted nature.

Concurrent with the above transactions the Company acquired business assets and customer base from another entity for 1,800,00 shares of BFS restricted stock. The value assigned to this transaction, $121,500, was determined as noted above. Subsequently the Company was unable to realize its investment and a loss on disposal of $121,500 was recorded.

Additionally, another of the above acquired entities was operated for a short period of time before management decided to discontinue its operation. From its acquisition date through June 30, 2000, this entity had operating losses of $109,220. At June 30, 2000, the Company accrued an additional $149,040 for estimated additional costs associated with disposal.

In connection with the acquisition of the Company by BFS and a companion employment agreement, the Company issued to the former owner and certain employees of the Company, 8,000,000 shares of unrestricted and restricted BFS common stock as a signing bonus and additional compensation.

                             BEACH ACCESS.NET, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2000 AND DECEMBER 31, 1999

NOTE D - SUBSEQUENT EVENTS (UNAUDITED) (continued)

The stock issued as a signing bonus and additional compensation was recorded at BFS stock's fair market value as of April 1, 2000, less a 50% discount on certain shares because of their restricted nature. Employee compensation of $675,000 was recorded in connection with this transaction.

Further, the employment agreement provides the following to the former owner:

-   For five years an annual salary of $60,000;
- As additional compensation, options to purchase additional shares of BFS common stock at below market prices;
- A covenant not to compete for a two year period in certain, as defined, businesses.

In April 2000, the Company acquired the rights to provide internet access for twelve months to approximately 1,300 customers. The purchase price for this acquisition was 3,200,000 shares (later increased by 180,000 shares) of BFS restricted common stock. Terms of agreements provided for the Company to receive $20,000 per month for twelve months.

At June 30, 2000, the Company had recorded the value of these transactions at $128,000. This amount represents the fair market value of the BFS stock less a 50% discount because of its restricted nature.

In May 2000, the Company purchased all of the common stock of Revcon Technologies, Inc. and Alliance Computer Systems, L.L.C. Both of these companies provide networking, programming and wireless connectivity services. The purchase price for both was 1,000,000 shares of BFS restricted common stock. These acquisitions have been recorded as follows:

        Value of BFS stock               $ 29,000

        Value of business assets          131,479

        Goodwill recorded               $(102,479)
                                         =========

The value of BFS stock was determined by utilizing its market value as of the acquisition date, less a 50% discount because of its restricted nature.

                             BEACH ACCESS.NET, INC.
                          NOTES TO FINANCIAL STATEMENTS
                      MARCH 31, 2000 AND DECEMBER 31, 1999

NOTE D - SUBSEQUENT EVENTS (UNAUDITED) (continued)

In connection with the Revcon and Alliance acquisitions, the Company signed employment agreements with the former owners providing the following:

-   For five years, annual salaries aggregating $110,000;
- As additional compensation, options to purchase additional shares of BFS common stock at below market prices;
- a covenant not to compete for a two year period in certain, as defined, businesses.

In July 2000, BFS advanced the Company $150,000 to aid in the development of a seamless, wireless, omni-directional, mobile internet system.

                                                     PART III

ITEM 1.           INDEX TO EXHIBITS

     2            Reorganization Agreement (not applicable)

     3            3.1      Articles of Incorporation and Amendments **
                           3.1.1   Articles of Amendment
                  3.2      By-Laws **

     4            Instruments defining the rights of holders (refer to exhibit 3)

     9            Voting Trust agreement  (not applicable)

    10            Material contracts
                  10.1     Beach Access.Net, Inc., Stock Purchase Agreement
                  10.2     Alliance Computer Systems, LLC, Agreement for Sale of Business Assets
                  10.3     Revcon Technologies Corp., Stock Purchase Agreement

    11            Statement re: Computation of per share earnings (not applicable)

    21            Subsidiary of the Registrant

    24            Power of Attorney  (not applicable)

    27            Financial Data Schedule December 31, 1999 and March 31, 2000

    99            Additional Exhibits
  --------------------

*    To be provided by Amendment
**   Previously provided

                                                   SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2000       BIFS Technologies Corporation

                             By: /s/ Alpha J. Keyser
                          -------------------------------------
                                     Alpha J. Keyser, President and CEO
                                     (Principal Executive Officer)


Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: October 12, 2000        By:   /s/  Alpha J. Keyser
                            --------------------------------------
                                         Alpha J. Keyser, Chairman


Date: October 12, 2000        By:   /s/ Thomas Cannon
                            ---------------------------------------
                                        Thomas Cannon, Director

Date: October 12, 2000        By:   /s/ James A. Fieler
                             ---------------------------------------
                                        James A. Fieler, Director

EXHIBIT 3.1.1
                           FLORIDA DEPARTMENT OF STATE
                                Katherine Harris
                               Secretary of State


October 3, 2000



BIFS TECHNOLOGIES CORPORATION
2341 PORTER LAKE DR.
SUITE 101
SARASOTA, FL 34240

Re: Document Number P92000012596

The Articles of Amendment to the Articles of Incorporation of BIOFILTRATION SYSTEMS, INC. which changed its name to BIFS TECHNOLOGIES CORPORATION, a Florida corporation, were filed on October 3, 2000.

This document was electronically received and filed under FAX audit number H00000052226.

Should you have any questions regarding this matter, please telephone (850) 487-6050, the Amendment Filing Section.

Darlene Connell
Corporate Specialist
Division of Corporations                    Letter Number: 900A00052426



      Division of Corporations - P.O. BOX 6827 - Tallahassee, Florida 32814

                              ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                           BIOFILTRATION SYSTEMS, INC.

         The Articles of Incorporation of the above-named corporation (the "Corporation"), filed with the Department of State on the 17th day of December 1992, and assigned Document Number P92000012596, are hereby amended pursuant to a written consent in lieu of meeting executed and approved by the holders of all of the Corporation's common stock and all of the Corporation's Directors on the 2nd day of October, 2000, as follows:

                                     ITEM 1

         1.       ARTICLE I is hereby amended to read as follows:

                                    ARTICLE I

          The name of the corporation is: BIFS Technologies Corporation

         This Articles of Amendment to the Articles of Incorporation was adopted by the shareholders and Directors on the 2nd day of October, 2000.

         IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation this 2nd day of October, 2000.


                           By: /s/ Alpha Joseph Keyser
                          ----------------------------
                         Alpha Joseph Keyser, President

EXHIBIT 10.1

              STATE OF SOUTH CAROLINA  STOCK PURCHASE AGREEMENT
                               COUNTY OF HORRY

          This Stock Purchase Agreement is made this 5th day of August 2000 by and between JAY KNABB hereinafter referred to as "Seller" and BIOFILTRATION SYSTEMS, INC. a Florida Corporation herein referred to as "Purchaser."

         WHEREAS, JAY KNABB owns all of the issued and outstanding shares of BEACH ACCESS.NET, INC., a South Carolina Corporation (hereinafter referred to as "the Corporation"), and

          WHEREAS, Seller wishes to sell to Purchaser all of his stock, rights, title and interests in the Corporation on the terms and conditions contained herein, and

          WHEREAS, the parties previously entered into a "binding Letter of Intent" dated April 1, 2000 for the sale of the shares of stock of Beach Access.Net, Inc. from Seller to Purchaser, and

          WHEREAS, the parties wish for this agreement to supercede and replace the "binding Letter of Intent" while still making the effective day of this agreement April 1, 2000,

          NOW THEREFORE, for and in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

          1. Seller agrees to sell to Purchaser all of his shares of stock, rights, title and interest in the Corporation which was incorporated under the laws of the State of South Carolina.

          2. The purchase price for the shares of the Corporation shall be paid by issuing One Million Seven-Hundred Fifty Thousand (1,750,000) free trading shares of common stock of BIOFILTRATION SYSTEMS, INC. to the Seller.

          3. Purchaser and Seller each represent to the other that they have had the opportunity to inspect the books and records of the Corporation and that each knows of his own knowledge the full and complete financial condition of the corporation.

          4. Seller warrants to Purchaser that he owns all of the issued and outstanding shares of stock in the Corporation and that the shares of stock have not been pledged as collateral for any loan and that, to the best of his knowledge the shares of stock are free and clear of any restrictions or encumbrances of a financial nature and that there are no suits at law, in equity or any bankruptcy proceedings, divorce proceedings or other proceedings pending or threatened against Seller which could become a lien upon the shares of stock referenced herein or effect the ownership of the shares of stock.

          5. Purchaser agrees that it is buying the shares of stock referenced herein for an investment and not with the intent to resell the shares. Purchaser understands and agrees that the shares of stock being purchased are not registered with the Securities and Exchange Commission or any state Securities Commission and that as such there is no market to readily sell the shares of stock.

          6. Seller warrants and represents Beach Access.Net Corporation is in good standing in the State of South Carolina and that there are no suits at law or in equity pending or threatened against the Corporation and that the Corporation does not have any tax liability of any kind to any Federal or State government.

          7. It is understood and agreed by the parties herein that the Corporation owns the assets listed on the attached Exhibit "A" (which is incorporated herein by reference) and that the Corporation owns said assets free and clear of any debt.

          8. This agreement is contingent upon the Seller executing the "Employment Agreement" that is attached hereto as Exhibit "B" and incorporated herein by reference.

          9. This agreement supercedes and replaces the "binding Letter of Intent" entered into between the parties on April 1, 2000, however, the effective day of this agreement is still April 1, 2000.

          WHEREIN, the parties have executed this agreement on the date first referenced above.

WITNESS                                 PURCHASER
                                  Biofiltration Systems, Inc.

                                 By:     /s/   Alpha J. Keyser
                               ------------------------------------
                                                 Alpha J. Keyser
                                                 Its: President

                                     SELLER

                                       /s/ Jay Knabb
                                -------------------------------------
                                             Jay Knabb

                             STATE OF SOUTH CAROLINA
                              EMPLOYMENT AGREEMENT
                                 COUNTY OF HORRY

         This Employment Agreement is entered into this 1st day of April 2000, by and between BEACH ACCESS.NET, INC. a South Carolina Corporation, BIOFILTRATION SYSTEMS, INC., a Florida Corporation, and its wholly owned subsidiary BEACH ACCESS.NET, INC. a South Carolina Corporation hereinafter collectively referred to as "Employer" and JAY KNABB, hereinafter referred to as "Employee."

          WHEREAS, BIOFILTRATION SYSTEMS, INC. a Florida Corporation wishes to purchase all of the issued and outstanding shares of stock of BEACH ACCESS.NET, INC., and

          WHEREAS, Employee is the sole shareholders, director, officer and principal of BEACH ACCESS.NET, INC., and

          WHEREAS, the agreement to purchase the shares of stock of Beach Access.Net, Inc. is contingent upon Employer engaging the services of Employee under this agreement, and

          WHEREAS, Employee wishes to provide services for Employer on the terms and conditions contained herein,

          NOW THEREFORE, for and in consideration of the mutual promises and covenants contained herein and the monies to be paid the parties agree as follows:

          1. TERM. This contract shall be for a term of FIVE (5) years beginning on April 1, 2000 and ending on March 31, 2005.

          2. SALARY. Employer shall pay to Employee for his services under this agreement a base salary per month of Three Thousand and no/100's ($3,000.00) Dollars. This salary shall increase to Five Thousand and no/100's ($5,000.00) Dollars per month beginning Aug. 1, 2000.

          3. SIGNING BONUS. As a signing bonus Employer hereby agrees to give Employee a total of four million shares of common stock of BIOFILTRATION SYSTEMS, INC. Of these four million shares, two million shall be free trading shares and two million shall be restricted shares. Employer agrees that the restricted shares shall be converted to free trading shares at the earliest possible opportunity.

          4. COMPENSATION FOR THIRD PARTIES.  As a further inducement to
Employee,   Employer  agrees to give shares of common stock of BIOFILTRATION
SYSTEMS, INC. to the following third parties that have been instrumental in the company and/or in closing the transaction

         (A).  John Weible.............................................1,000,000
         (B).  Heather Bohrer.........................................   500,000
         (C). Pavil Corporation........................................1,000,000
         (D). David O'Brien..........................................    500,000
         (E). Steve Sawyer.............................................1,000,000

          Employer and Employee each understand and agree that the shares of stock of BIOFILTRATION SYSTEMS, INC. which are given to the third parties referenced above shall be restricted shares and shall be subject to Rule 144 of the SEC and as such contain restrictions on resale.

          5. ADDITIONAL COMPENSATION-INCOME BONUS. In addition to his salary, Employee shall receive the following stock bonus plans based upon his performance as follows:

     (a). FIRST OPTION. Employee shall have the option to purchase 3,250,000 additional shares of common stock of BIOFILTRATION SYSTEMS, INC. at the price of $.001 cents per share. This option may be exercised anytime after the execution of this agreement.

     (b). SECOND OPTION. Employee shall have the option to purchase 4,000,000 additional shares of common stock of BIOFILTRATION SYSTEMS, INC. at the price of $.001 cents per share beginning on Jan. 1, 2001.

     (c). THIRD OPTION. Employee shall have the option to purchase 4,000,000 additional shares of common stock of BIOFILTRATION SYSTEMS, INC. at the price of $.001 cents per share beginning on Jan. 1, 2002.

     (d). FOURTH OPTION. Employee shall have the option to purchase 4,000,000 additional shares of common stock of BIOFILTRATION SYSTEMS, INC. at the price of $.001 cents per share beginning on Jan. 1, 2003.

                  The Second, Third and Fourth options contained in this paragraph are subject to the following:

                  (1). Employee may not voluntarily leave the employment of the corporation. Should Employee voluntarily leave the employment of the corporation, all unexercised stock options and options which have not matured shall cease and become null and void.

                  (2). The corporation must accomplish the goal of successful completion and testing of two cells communicating with each other and with a remote device within range of the antenna arrays. A cell consists of one or more antenna's positioned to transmit/receive radio waves from 0 to 360 degrees to attain band concentration of desired effect.

                  (3) The shares of stock of BIOFILTRATION SYSTEMS, INC. which are given to Employee by his exercise of THE FIRST, SECOND, THIRD AND FOURTH OPTIONS referenced above, shall be restricted shares and as such shall be subject to Rule 144 of the SEC and as such contain restrictions on resale.

          6. DUTIES OF EMPLOYEE. Employee shall perform the same duties that he has already been performing for Beach Access.Net, Inc. and any other reasonable duties that the board of directors may require. Employee shall provide to Employer any and all information requested by Employer concerning the business.

          7. REMEDIES. Should either party feel that the other has breached this agreement, the offended party shall give notice to the other in writing stating in what way this agreement has been breached. Should the accused party fail to respond within ten (10) days to the notice, it shall be deemed to be an admission of the allegations contained in the notice. Should the accused party respond to the offended party's notice and deny that any breach has occurred, the offended party may bring a legal action to determine whether this agreement has been breached or not. The party who does not prevail in the legal action shall pay the costs of the prevailing party, including a reasonable attorney's fee.

          8. TERMINATION. Should Employee be terminated by Employer for any reason, Employee shall retain his stock options without any contingency for performance, however, Employee must exercise his stock options within one (1) year of his termination.

          9. COVENANT NOT TO COMPETE. Employee agrees that for the term of this agreement and for two years thereafter, he will not work for any business engaged in the origination or implementation of "SWAMI" (seamless wireless area mobile Internet) service. This covenant not to compete shall be limited to the continental United States. Should Employee be terminated by Employer, this provision shall be null and void.

          10. Should any term or terms of this agreement be found to be unenforceable by a court of competent jurisdiction, then that provision shall be stricken from this agreement, and the remainder of this agreement shall remain in full force and effect.

          11. This agreement shall be construed under the laws of the State of South Carolina.

          Wherein, the parties have executed this agreement on the date first written above.

WITNESS                                  EMPLOYER
                                    BEACH ACCESS.NET, INC.

                                       /s/ Alpha Keyser
                                ---------------------------------
                                     BY:   Alpha Keyser
                                     ITS: Chairman of the Board
                                          of Directors


                                    BIOFILTRATION SYSTEMS, INC.

                                     /s/ Alpha Keyser
                                ---------------------------------
                                     BY:   Alpha Keyser
                                     ITS:  President


                                    EMPLOYEE


                                         Jay Knabb
                                 -------------------------------
                                         JAY KNABB

EXHIBIT 10.2

STATE OF SOUTH CAROLINA  AGREEMENT FOR SALE OF BUSINESS ASSETSCOUNTY OF HORRY


          THIS AGREEMENT is entered into this 5th day August of 2000, by and between ALLIANCE COMPUTER SYSTEMS, LLC, a South Carolina Limited Liability Company, hereinafter referred to as "Seller" and BEACH ACCESS.NET, INC. hereinafter referred to as "Purchaser."

          WHEREAS, the Seller owns a busines s known as "ALLIANCE COMPUTER SYSTEMS," and

          WHEREAS, Purchaser wishes to purchase "ALLIANCE COMPUTER SYSTEMS" from Seller by purchasing all of the assets associated with "ALLIANCE COMPUTER SYSTEMS,"

          WHEREAS, the parties have entered into an oral agreement on May 31, 2000 for the sale of the assets and wish to have the terms of this agreement set forth in writing,

          NOW THEREFORE, for and in consideration of the monies to be paid and the mutual promises and covenants contained herein, the parties agree as follows:

          1. SALE OF BUSINESS. On the date first written above Seller hereby sells to Purchaser all assets and inventory owned by the Seller and used in the business known as, "ALLIANCE COMPUTER SYSTEMS". The assets transferred by Seller to Purchaser shall include all of the inventory, good will, trade name and any other items owned by the Seller used in the operation of "ALLIANCE COMPUTER SYSTEMS". The assets and inventory specifically includes all of those items listed on the attached "Exhibit A" which is incorporated herein by reference. It is understood and agreed between the parties that the Seller will cease any business operations with the consummation of this sale agreement.

         2. TRADE NAME. The sale of the business shall include the right to use the name "ALLIANCE COMPUTERS AND ALLIANCE COMPUTER SYSTEMS" in any advertizing or other uses.

         3. PURCHASE PRICE. The purchase price shall be paid by Purchaser having issued to Seller, Seven Hundred Six Thousand Six Hundred and Sixty Seven shares of common stock in BIOFILTRATION SYSTEMS, INC. a publicly traded Florida Corporation. Purchaser further agrees to repay Seller the sum of Seventeen Thousand and no/l00"s ($17,000.00) Dollars that were loaned to the Purchaser by the Seller.

         4. LEASE AGREEMENT OF SELLER. Seller and Purchaser agree that the lease agreement of the Seller is not being transferred or assumed by the Purchaser and shall remain with the Seller.

         5. INDEMNITY AGAINST CREDITORS' CLAIMS. The Seller has requested the Purchaser to waive the requirements of the bulk transfer provisions of the Uniform Commercial Code, and the Purchaser has acceded to this request. The Seller shall indemnify the Purchaser and hold it harmless against all claims made by creditors of the Seller. The Seller represents that there are no other liens, encumbrances, or security interests on any of the property to be sold to the Purchaser, and warrants that the title herein conveyed to the Purchaser is free and clear of all liens. All of the provisions, warranties and representations in this paragraph shall survive closing.

         6. REPRESENTATIONS. Purchaser arid Seller each represent to the other that they have had the opportunity to inspect the books and records of the Business and the Limited Liability Company and that each knows of his own knowledge the full and complete financial condition of the business.

         7. WARRANTY. Seller warrants to Purchaser that ALLIANCE COMPUTER SYSTEMS, LLC owns the assets sold herein free and clear of any encumbrances and that the corporation has not pledged the assets as collateral for any loan and that, to the best of the knowledge of the LLC'S Managing Partner, Paul Aubin, there are no suits at law, in equity or any bankruptcy proceedings, divorce proceedings or other proceedings pending or threatened against Seller which Could become a lien upon the assets referenced herein or effect the ownership of the assets.

         8. COVENANT NOT TO COMPETE. Seller agrees that as long as Purchaser is not in default under the terms of this agreement, and for three years from the date of this agreement, Seller shall not open or become partners or a shareholder in any other business that owns or operates a similar business to the one being sold under this agreement, within one hundred miles from the business being sold hereunder known as "ALLIANCE COMPUTERS SYSTEMS".

         9. EMPLOYMENT AGREEMENT. This agreement is contingent upon the Seller, Purchaser and BIOFILTRATION SYSTEMS, INC. executing the employment agreement attached hereto as "Exhibit B".

         10. This agreement shall be interpreted and construed in accordance with the laws of the State of South Carolina.

          Wherein, the parties have executed this agreement on the date first written above.

WITNESS                        ALLIANCE COMPUTER SYSTEMS, LLC

                                    /s/ Paul Aubin
                             ---------------------------------
                                    By: PAUL AUBIN
                                    ITS: MANAGING PARTNER



                                 BEACH ACCESS.NET, INC.

                                   /s/ Jay Knabb
                             ---------------------------------
                                   By: JAY KNABB
                                   ITS: PRESIDENT



                                 BIOFILTRATION SYSTEMS, INC.

                                   /s/ Alpha Keyser
                             ---------------------------------
                                   BY:   ALPHA J. KEYSER
                                   ITS: PRESIDENT

        STATE OF SOUTH CAROLINA  EMPLOYMENT AGREEMENT COUNTY OF HORRY



         This Employment Agreement is entered into this 31st day May of 2000, by and between BEACH ACCESS.NET, INC. a South Carolina Corporation, BIOFILTRATI0N SYSTEMS, INC., a Florida Corporation, hereinafter collectively referred to as "Employer" and PAUL AUBIN, hereinafter referred to as "Employee".

         WHEREAS, BEACH ACCESS.NET, INC. is a wholly owned subsidiary of BIOFILTRATION SYSTEMS, INC. a Florida Corporation, arid

         WHEREAS, BEACH ACCESS.NET, INC. wishes to purchase all of the assets of ALLIANCE COMPUTER SYSTEMS, LLC, pursuant to the "AGREEMENT FOR SALE OF BUSINESS ASSETS", and

        WHEREAS, Employee is the managing partner of ALLIANCE COMPUTER SYSTEMS, LLC, and

         WHEREAS, the agreement to purchase the assets of ALLIANCE COMPUTER SYSTEMS, LLC is contingent upon Employer engaging the services of Employee under this agreement, and

        WHEREAS, Employee wishes to provide services for Employer on the terms and conditions contained herein,

        NOW THEREFORE, for and in consideration of the mutual promises and covenants contained herein and the monies to be paid the parties agree as follows:

        1. TERM. This contract shall be for a term of FIVE (5) years beginning on June 1, 2000 and ending on May 31, 2005.

        2. SALARY. Employer shall pay to Employee for his services under this agreement a base salary per year of Fifty Five Thousand and no/100's ($55,000.00) Dollars.

         3. ADDITIONAL COMPENSATION-INCOME BONUS. In addition to his salary, Employee shall receive the following stock bonus plans based upon his performance as follows:

     (a). FIRST OPTION. Employee shall have the option of purchasing Seven Hundred Six Thousand Six Hundred and Sixty Seven shares of common stock in BIOFILTRATION SYSTEMS, INC. a publicly traded Florida Corporation for the purchase price of $.000l cents per share once Beach Access.Net, Inc. has accomplished the goal of a successful completion and testing of two cells communicating with each other and with a remote device within range of the antenna arrays,. A cell consists of one or more antenna's positioned to transmit/receive radio waves from 0 to 360 degrees to attain band concentration of desired effect.

     (b). SECOND OPTION. Employee shall have the option of purchasing Seven Hundred Six Thousand Six Hundred and Sixty Seven shares of common stock in BIOFILTRATION SYSTEMS, INC. a publicly traded Florida Corporation for the purchase price of $.0001 cents per share once Beach Access.Net, Inc. has accomplished the goal of having six total cells (as described in 3(a) above) tested and in operation.

     (c). The shares of stock of BIOFILTRATION SYSTEMS, INC. which are given to Employee by his exercise of THE FIRST and SECOND OPTIONS referenced above, shall be restricted shares and as such shall be subject to Rule 144 of the SEC and as such contain restrictions on resale.

         4. DUTIES OF EMPLOYEE. Employee shall perform the same duties that he has already been performing for Alliance Computer Systems, LLC in addition shall perform those duties referenced in the option provisions contained herein and any other reasonable duties that the board of directors may require. Employee shall also provide to Employer any and all information requested by Employer concerning Alliance Computer Systems, LLC.

         5. LIMITATIONS  ON  EMPLOYEE.  Any  decisions  regarding   raises  for
employees, hiring additional employees (but not replacements of existing employees), and expenditures for equipment or other capital expenditures, must be agreed to by the President of Beach Access.Net, Inc.

         6. REMEDIES. Should either party feel that the other has breached this agreement, the offended party shall give notice to the other in writing stating in what way this agreement has been breached. Should the accused party fail to respond within ten (10) days to the notice, it shall be deemed to be an admission of the allegations contained in the notice. Should the accused party respond to the offended party's notice and deny that any breach has occurred, the offended party may bring a legal action to determine whether this agreement has been breached or not. The party who does not prevail in the legal action shall pay the costs of the prevailing party, including a reasonable attorney's fee.

         7. TERMINATION. Should Employee terminate his employment with Employer, the stock options referenced above shall become null and void if the stock options have not been exercised at the time of termination by Employee. Should Employee be terminated by Employer for any reason, Employee shall retain his stock options without any contingency for performance, however, the stock options must be exercised by Employee within one (1) year from the date of termination.

         8. COVENANT NOT TO COMPETE. Employee agrees that for the term of this agreement and for two years thereafter, he will not work for any business engaged in the origination or implementation of "SWAMI" (seamless wireless area mobile internet) service. This covenant not to compete shall be limited to the continental United States. Should Employee be terminated by Employer, this provision shall be null and void. Employee further agrees not to disclose to any third party, without the prior written permission of Employer, any information related to his employment with Employer, including, but not limited to, any information regarding customers of Employer, any information regarding the products, research, inventions, methods or services of Employer or its related companies.

         9. Should any term or terms of this agreement be found to be unenforceable by a court of competent jurisdiction, then that provision shall be stricken from this agreement, and the remainder of this agreement shall remain in full force and effect.

         10. EFFECTIVE DATE. This written agreement memorializes that certain oral agreement that was made by the parties on May 31, 2000.

         11. This agreement shall State be construed under the laws of the of South Carolina.

         Wherein, the parties have executed this agreement on the date first written above.


WITNESS                             EMPLOYER
                              BEACH ACCESS.NET, INC.

                                  /s/ Jay Knabb
                           ---------------------------------
                                  By: Jay Knabb
                                  ITS: President



                                     EMPLOYEE

                                  /s/ Paul Aubin
                           ----------------------------------
                                  By: PAUL AUBIN




                             BIOFILTRATION SYSTEMS, INC.

                                  /s/ Alpha Keyser
                            ---------------------------------
                                  BY:   Alpha J. Keyser
                                  ITS:  President

EXHIBIT 10.3

                STATE OF SOUTH CAROLINA STOCK PURCHASE AGREEMENT
                                 COUNTY OF HORRY

          This Stock Purchase Agreement is made this 31st day of May 2000 by and between KENNETH BOURG, LINDA WHITLEY AND JASON BOURG in referred to as "Seller" and BEACH ACCESS.NET, INC. a South Carolina Corporation and wholly owned subsidiary of BIOFILTRATION SYSTEMS, INC. herein referred to as "Purchaser."

          WHEREAS, KENNETH BOURG, LINDA WHITLEY AND JASON BOURG collectively own all of the issued and outstanding shares of REVCON TECHNOLOGIES CORP. a Delaware Corporation (hereinafter referred to as "the Corporation," ) and

          WHEREAS, Sellers wishes to sell to Purchaser all of their stock, rights, title and interests in the Corporation on the terms and conditions contained herein,

          NOW THEREFORE, for and in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

          1. Sellers agree to sell to Purchaser all of their shares of stock, rights, title and interest in the Corporation which was incorporated under the laws of the State of Delaware.

          2. The purchase price for the shares of the Corporation shall be paid by issuing Two Hundred Ninety Three Thousand Three Hundred and thirty-three shares of common stock of BIOFILTRATION SYSTEMS, INC. a Florida Corporation to the Sellers. The individual Sellers shall receive the following number of shares of BIOFILTRATION SYSTEMS, INC.:

                  (A). Kenneth Bourg                              272,800
                  (B). Linda Whitley                                5,867
                  (C). Jason Bourg                                 14,666

          3. Purchaser and Sellers each represent to the other that they have had the opportunity to inspect the books and records of the Corporation and that each knows of his own knowledge the full and complete financial condition of the corporation.

          4. Sellers warrant to Purchaser that they own all of the issued and outstanding shares of stock in the Corporation and that the shares of stock have not been pledged as collateral for any loan and that, to the best of their knowledge the shares of stock are free and clear of any restrictions or encumbrances of a financial nature and that there are no suits at law, in equity or any bankruptcy proceedings, divorce proceedings or other proceedings pending or threatened against Sellers which could become a lien upon the shares of stock referenced herein or effect the ownership of the shares of stock.

          5. Purchaser agrees that it is buying the shares of stock referenced herein for an investment and not with the intent to resell the shares. Purchaser understands and agrees that the shares of stock being purchased are not registered with the Securities and Exchange Commission or any state Securities Commission and that as such there is no market to readily sell the shares of stock.

          6. Sellers warrant and represent to Purchaser that the Corporation is in good standing in the State of Delaware and that there are no suits at law or in equity pending or threatened against the Corporation and that the Corporation does not have any tax liability of any kind to any Federal or State government.

         7. It is understood and agreed by the parties herein that the Corporation owns the assets listed on the attached Exhibit "A" (which is incorporated herein by reference) and that the Corporation owns said assets free and clear of any debt.

          8. Sellers, with the execution of this agreement, hereby resign any and all offices, directorships and/or employment positions which they hold in the corporation at the time of closing.

          9. Sellers understand and agree that the shares of stock of BIOFILTRATION SYSTEMS, INC. which they are receiving as consideration for their shares of stock in the Corporation are subject to Rule 144 of the SEC and as such contain restrictions on resale.

          10. This agreement is contingent upon Kenneth Bourg executing the "Employment Agreement" that is attached hereto as Exhibit "B" and incorporated herein by reference.

          WHEREIN, the parties have executed this agreement on the date first referenced above.

WITNESS                                 PURCHASER
                                   Beach Access.Net, Inc.

                                    /s/ Jay Knabb
                              ------------------------------
                                    By: Jay Knabb
                                    Its:  President


                                     SELLERS

                                   /s/ Kenneth Bourg
                              ------------------------------
                                       Kenneth Bourg



                                  /s/ Linda Whitley
                               -----------------------------
                                      Linda Whitley

                                 /s/ Jason Bourg
                               -----------------------------
                                     Jason Bourg, by Pamela R. Aubin
                                     As attorney-in-fact





Exhibit A
Assets for Revcon Technologies Corp.

Assorted Hand Tool                                                       $200.00

1/2in. Power Drill with assorted bits                                     189.00

600 ft.1/2in. rope                                                        125.00
1-10 ft. Balloon (reusable)                                               750.00
Assorted 2' balloons                                                      125.00
2- Omni Antennas 8dBi                                                     325.00
2- 18dBi Directional Antenna horns                                        300.00
1 -24dBi Directional Antenna Horns                                        200.00
1-24dBi Directional Antenna with grid (short range)                       249.00
1- Wave Access /Access Point Bridge                                      1000.00
2- Wave Access PCMCIA Cards                                               800.00
1- HP 600 series Printer                                                  129.00
1-AST Computer System w/ Keyboard & 15" Monitor                          1000.00
1 -Panasonic Fax Machine                                                  199.00
1-2 drawer file cabinet                                                    25.00
2-Gateway Computer Systems with Keyboards (Network Nodes)                 700.00
2-13" Field Test Monitors                                                  90.00
1-set Remote radios (Walkie Talkies)                                       90.00
1 -GPS handheld system                                                    400.00
2- extension cords                                                         22.00
1-AC adapter                                                              120.00
1-Crimping tool for LMR 400 and LMR 600 cable                             420.00
1-Crimping tool for RJ1 1                                                  25.00
1-volt meter                                                               45.00
1-Assorted Office supplies including letterhead, envelops, paper          180.00
Assorted Software
        Microsoft Office Suite                                            250.00
        Quickbooks Pro Accounting                                         220.00
        Adobe Acrobat                                                     180.00
        Microsoft Windows 98                                               79.00
        Micropath Line of Site Software                                  2400.00
Assorted cable connectors LMR cable (very expensive)                      250.00
Assorted bolts, nuts, screws, connectors                                   15.00
Assorted Clamps and Antenna kits                                          150.00
3-Lighting arresters                                                      250.00
Assorted Wall Brackets for antennas                                        80.00

1 -Amplifier defective awaiting RMA                                       895.00
2-50' sections of LMR 400 cable/with connectors (solectek)                250.00
2-100' sections of LMR 400 cable                                           40.00
2-50' sections of LMR 600 cable/with connectors                           125.00
2-100' sections of LMR600 cable                                           100.00
2-literature racks                                                         50.00
3-section of Rohn 250 tower                                               360.00
50' ground cable                                                            5.00
Assorted ground clamps                                                     22.00
Mfg. Technical Manuals (assorted)                                           0.00
1-compass                                                                  15.00
2-PCS phones with one car adapter (Sprint)                                200.00
Solectek jumper cables                                                     50.00

Sub Total of Fixed Assets, supplies, inventory                         $13694.00


Financial Assets and Liabilities as of 6-14-00

Fixed Assets, supplies, inventory                                      $13694.00
Account Receivables                                                     18501.80
Checking Account                                                         1713.92
                                                                         -------
Sub Total Assets                                                       $33918.72

Minus (-) Remaining Liabilities
Account Payables                                                       (4862.71)
Payroll taxes for May                                                  (1372.00)
Cash Float by Owner                                                    (5000.00)
Relocation to Myrtle Beach                                              (600.00)
                                                                         -------
Subtotal Liabilities                                                 $(11834.71)

   EXHIBIT "B"

                             STATE OF SOUTH CAROLINA
                              EMPLOYMENT AGREEMENT
                                 COUNTY OF HORRY

         This Employment Agreement is entered into this 31st Day of May 2000, by and between BEACH ACCESS.NET, INC. a South Carolina Corporation, REVCON TECHNOLOGIES CORP., a Delaware Corporation, hereinafter collectively referred to as "Employer" and KENNETH BOURG, hereinafter referred to as Employee.

         WHEREAS, BEACH ACCESS.NET, INC. is a wholly owned subsidiary of BIOFILTRATION SYSTEMS, INC. a Florida Corporation and wishes to purchase all of the issued and outstanding shares of stock of REVCON TECHNOLOGIES CORP., and

         WHEREAS, Employee is one of the shareholders, officers and principals of REVCON TECHNOLOGIES CORP., and

         WHEREAS, the agreement to purchase the shares of stock of Revcon Technologies, Corp. is contingent upon Employer engaging the services of Employee under this agreement, and

         WHEREAS, Employee wishes to provide services for Employer on the terms and conditions contained herein,

         NOW THEREFORE, for and in consideration of the mutual promises and covenants contained herein and the monies to be paid the parties agree as follows:

         1. TERM. This contract shall be for a term of FIVE (5) years beginning on June 14, 2000 and ending on June 13, 2005.

         2. SALARY. Employer shall pay to Employee for his services under this agreement a base salary per year of fifty-five Thousand and no/100's ($55,000.00) Dollars.

         3. ADDITIONAL COMPENSATION-INCOME BONUS. In addition to his salary, Employee shall receive two stock options based upon his performance as follows:

     (a). OPTION ONE. Employee shall have the option of purchasing 293,333 additional shares of common stock of BIOFILTRATION SYSTEMS, INC. at the price of $.001 cents per share for a period of one year from the date of this agreement once successful completion and testing of two cells communicating with each other and with a remote device within range of the antenna arrays has occurred. A cell consists of one or more antennas positioned to transmit/receive radio waves from zero to 360 degrees to attain band concentration of desired effect.

     (b). OPTION TWO. Employee shall have the option of purchasing 293,333 additional shares of common stock of BIOFILTRATION SYSTEMS, INC. at the price of $.001 cents per share for a period of two years from the date of this agreement once six total cells (as described in (a) above) are tested and in operation.

         4. DUTIES OF  EMPLOYEE. Employee shall  perform  the same  duties  that
he  has  already  been  performing  for  Revcon  Technologies,  Corp.  and   in
addition shall perform those duties referenced in the option provisions contained herein. Employee shall provide to Employer any and all information requested by Employer concerning the business.

          5. LIMITATIONS  ON   EMPLOYEE.  Any  decisions  regarding  raises for
employees, hiring additional employees (but not replacements of existing employees), and expenditures for equipment or other capital expenditures, must be agreed to by the President of Beach Access.Net, Inc.

          6. REMEDIES. Should either party feel that the other has breached this agreement, the offended party shall give notice to the other in writing stating in what way this agreement has been breached. Should the accused party fail to respond within ten (10) days to the notice, it shall be deemed to be an admission of the allegations contained in the notice. Should the accused party respond to the offended party's notice and deny that any breach has occurred, the offended party may bring a legal action to determine whether this agreement has been breached or not. The party who does not prevail in the legal action shall pay the costs of the prevailing party, including a reasonable attorney's fee.

          7. TERMINATION. Should Employee terminate his employment with Employer, the stock options referenced above shall become null if the stock options have not been exercised at the time of termination by Employee. Should Employee be terminated by Employer for any reason, Employee shall retain his stock options without any contingency for performance.

          8. COVENANT NOT TO COMPETE. Employee agrees that for the term of this agreement and for two years thereafter, he will not work for any business engaged in the origination or implementation of "SWAMI" (seamless wireless area mobile Internet) service. This covenant not to compete shall be limited to the continental United States. Should Employee be terminated by Employer, this provision shall be null and void.

          9. Should any term or terms of this agreement be found to be unenforceable by a court of competent jurisdiction, then that provision shall be stricken from this agreement, and the remainder of this agreement shall remain in full force and effect.

          10. This agreement shall be construed under the laws of the State of South Carolina.

          11. Biofiltration Systems, Inc., the parent company of Beach Access.Net, Inc. joins in the execution of this agreement for the sole purpose of agreeing to provide the shares of stock contracted for under the option provisions above.

         Wherein, the parties have executed this agreement on the date first written above.

WITNESS                                    EMPLOYER
                                     BEACH ACCESS.NET, INC.

                                            /s/ Jay Knabb
                                ------------------------------------
                                            BY: Jay Knabb
                                            ITS:  President


                                     REVCON TECHNOLOGIES CORP.

                                           /s/ Jay Knabb
                                 ------------------------------------
                                           BY: Jay Knabb
                                           ITS:  President


                                         EMPLOYEE

                                         /s/ Kenneth Bourg
                                  -----------------------------------
                                             KENNETH BOURG



                                     BIOFILTRATION SYSTEMS, INC.

                                        /s/ Alpha Keyser
                                  -----------------------------------
                                        BY:   Alpha J. Keyser
                                        ITS:  President